Exhibit 5. The code of ethics in effect at the credit rating agency or a statement of the reasons why the credit rating agency does not have a code of ethics.

☒ Exhibit 5 is attached and made a part of this Form NRSRO.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within Exhibit 2 to this Form NRSRO.

Document:
1.   **S&P Global Ratings Code of Conduct***
2.   **S&P Global Ratings Code of Conduct--Australia***
3.   **S&P Global Code of Business Ethics for Employees**
4.   **Securities Disclosure and Trading Policy**
5.   **Ratings Addendum to Securities Disclosure and Trading Policy**
6.   **Outside Activities Professional Conduct Policy**

* To meet local regulatory requirements, a Code of Conduct is in effect in Australia in addition to the global Code of Conduct.



**S&P Global Ratings
Code of Conduct**

October 15, 2023

S&P Global Ratings
Code of Conduct
October 15, 2023

Table of Contents

Capitalized terms are defined in S&P Global Ratings Glossary of Terms for Policies and Procedures.

Introduction

The mission of S&P Global Ratings is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In pursuit of this mission, among other things, S&P Global Ratings engages in Credit Rating Activities and issues Credit Ratings.

S&P Global Ratings has adopted this Code of Conduct (the "Code") to reflect the high-level principles that govern the conduct of its Credit Rating Activities.[1] This Code also reflects the high-level principles underlying Regulatory Requirements in the jurisdictions where S&P Global Ratings conducts Credit Rating Activities. S&P Global Ratings implements the principles set forth in this Code through policies, procedures, and guidelines (collectively, "policies") as well as through its operational and control infrastructures.

All Employees must comply with this Code and its related policies. Each year all Employees are required to read the Code and affirm their compliance with it and its related policies by signing an affirmation statement. The President of S&P Global Ratings (or her/his designee) is responsible for overseeing compliance with this Code, its related policies, and S&P Global Ratings Regulatory Commitments and must approve in writing the grant of exceptions to this Code or its related policies but may only grant such exceptions when they do not otherwise violate a Regulatory Commitment or other applicable law or regulation. S&P Global Ratings Designated Compliance Officer has day-to-day operational responsibility for compliance with, and interpretation of, the Code, its related policies, and S&P Global Ratings Regulatory Commitments.

1. Quality of the Credit Rating Process

1.1 S&P Global Ratings will clearly define its rating symbols and apply those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols.

1.2 S&P Global Ratings will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. S&P Global Ratings Criteria is rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

1.3 S&P Global Ratings will establish and maintain measures that Employees must follow for the ongoing annual review of its Criteria and the ongoing periodic review of models consistent with Regulatory Requirements. To the extent possible and when mandated by Regulatory Requirements, Employees conducting these reviews will be independent from the Practice Areas performing the relevant Credit Rating Activities.

1.4 Each Credit Rating is based on a thorough analysis of all information known to, and believed relevant by, the applicable S&P Global Ratings Rating Committee in accordance with its Criteria.

1.5 Each Credit Rating Action will be accompanied by a Credit Rating Rationale; however, a Credit Rating Rationale may support more than one Credit Rating.

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[1] This Code replaces the S&P Global Ratings Code of Conduct dated December 15, 2017. This Code aligns with principles established by the International Organization of Securities Commissions ("IOSCO") in its Code of Conduct Fundamentals for Credit Rating Agencies, revised October 2021 and March 2015, and IOSCO's Statement of Principles Regarding The Activities of Credit Rating Agencies, published in September 2003.

1.6   S&P Global Ratings will establish and maintain measures so that the Analysts assigned to determine a Credit Rating have appropriate individual or collective knowledge and experience to determine the creditworthiness of the applicable Rated Entity or Security.

1.7   S&P Global Ratings is committed to hiring sufficient personnel with the appropriate level of knowledge and skills to allow for the appropriate and smooth operation of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings will devote sufficient resources and personnel to determining initial Credit Ratings as well as conducting ongoing surveillance of existing Credit Ratings (except for point-in-time, suspended, or withdrawn Credit Ratings). S&P Global Ratings will establish and maintain measures to have adequate resources to supervise diligently its Employees and others who conduct business on its behalf.

1.8   S&P Global Ratings employs Analytical Managers, senior managers, and officers who are of good repute and sufficiently skilled and experienced for the sound and prudent management of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings does not hire individuals where material doubt exists as to the individuals' ability to fairly and impartially execute their responsibilities or as to the individuals' integrity and holds Employees to the highest standards of integrity and ethical behavior.

1.9   Consistent with S&P Global Ratings Criteria and policies, Rating Committees (and not individual Analysts) determine Credit Ratings. However, under certain circumstances, S&P Global Ratings assigns Credit Ratings that are derived in whole from other Credit Ratings. Under these circumstances, an Employee may therefore apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e. a Linked Rating Action).

1.10   S&P Global Ratings will not issue a Credit Rating unless it concludes that it has (a) information of satisfactory quality to determine a high quality Credit Rating, (b) sufficient Analysts with appropriate knowledge and experience to determine a high quality Credit Rating, and (c) sufficient historical experience or information to appropriately rate a new type of structure or a new entity, when applicable. S&P Global Ratings will withdraw an existing Credit Rating when necessary and appropriate or where the withdrawal is required by law or regulation.

1.11   When S&P Global Ratings issues a Credit Rating and its associated Credit Rating Rationale, S&P Global Ratings will not misrepresent the nature of the Credit Rating or make any statements that could reasonably mislead potential users of the Credit Rating. In jurisdictions that impose specific disclosure requirements related to Credit Ratings, S&P Global Ratings will publish or release the requisite information in the relevant Credit Rating Rationales or through other permitted means. When required by law or regulation or where feasible and appropriate, S&P Global Ratings will appropriately disclose the limitations of a Credit Rating that involves a type of entity or financial instrument with limited historical data.

1.12   When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will provide an Issuer with an opportunity to review the Credit Rating Rationale associated with its Credit Rating prior to its publication or release to protect against factual errors or inadvertent release of Confidential Information. When required by law or regulation , if S&P Global Ratings amends a Rating Decision after receiving feedback from the Issuer, S&P Global Ratings will indicate that, prior to issuance, the Rating Decision was disclosed to the issuer and amended following that feedback.

1.13   When required by law or regulation or where feasible and appropriate, except for point-in-time, withdrawn, or suspended Credit Ratings, S&P Global Ratings will monitor outstanding Credit Ratings on an ongoing, at least annual, basis and will update those Credit Ratings when warranted and consistent with its Criteria and policies. S&P Global Ratings may update Credit Ratings because of changes in circumstances of the Rated Entity (including changes in the underlying assets for structured finance products) or changes in applicable Criteria, related

Sector and Industry Variables Reports and Guidance Documents. S&P Global Ratings will update outstanding Credit Ratings on a timely basis and consistent with Regulatory Requirements.

1.14 When changing a public Credit Rating, S&P Global Ratings will publicly announce a revised Credit Rating. When withdrawing a public Credit Rating, S&P Global Ratings will publicly announce the withdrawal and the Credit Rating at the time of the withdrawal. If S&P Global Ratings continues to publish a withdrawn Credit Rating, the Credit Rating will indicate the last date that the withdrawn Credit Rating was updated and will indicate that the Credit Rating is no longer subject to monitoring or update.

1.15 When consistent with Regulatory Requirements and S&P Global Ratings policies if an actual or potential conflict of interest is identified for an existing Credit Rating, S&P Global Ratings will assess the existing Credit Rating.

2. Integrity of the Credit Rating Process

2.1 S&P Global Ratings and its Employees will comply with all Regulatory Requirements and other applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

2.2 S&P Global Ratings will provide appropriate training to Employees and officers to facilitate compliance with this Code as well as S&P Global Ratings Criteria and policies.

2.3 S&P Global Ratings and its Employees will deal fairly and honestly with Issuers, investors, other market participants, and the public.

2.4 S&P Global Ratings and its Employees strive to issue Credit Ratings that are independent, unbiased, based upon objective Criteria, and well-substantiated. S&P Global Ratings and its Employees may receive feedback from Issuers, investors, other market participants, or the public on its Criteria, Credit Ratings, Credit Rating Rationales, or other published materials. S&P Global Ratings may consider such feedback when assessing whether to revise that material, but will only make changes that are warranted based upon its own objective and independent assessment of the feedback.

2.5 S&P Global Ratings and its Employees will not make threats about potential credit rating actions or promise or guarantee (implicitly or explicitly) a particular Credit Rating prior to a determination of the Credit Rating by the Rating Committee and will not issue a Credit Rating that is not based upon its Criteria.

2.6 S&P Global Ratings will establish and maintain control functions (including its quality, criteria and risk functions), as well as a compliance function, to monitor S&P Global Ratings compliance with its Regulatory Requirements and policies. As required by law or regulation, these control and compliance functions are independent from the Practice Areas responsible for S&P Global Ratings Credit Rating Activities, Ancillary Services, and Other Services. The compliance function will have the necessary authority, resources, expertise and access to all relevant information to discharge its responsibilities properly and independently, as required by law or regulation, including having a senior level employee with the requisite skill set serve as its compliance officer in charge of the compliance function.

3. Independence and Avoidance of Conflicts of Interest

3.1 S&P Global Ratings will establish and maintain reporting lines and compensation arrangements for compliance officers and Employees in Control Roles and Analytical Roles that reinforce the independence of their respective judgments. For a compliance officer or Employee in a Control Role this means that S&P Global Ratings will not consider its financial performance when

evaluating the performance or determining the compensation (including incentive awards) of those Employees. For an Employee in an Analytical Role this means that S&P Global Ratings will not consider the commercial implications (such as revenue, fees, or market share) of that Employee's analytical decisions when evaluating the performance or determining the compensation (including incentive awards) of that Employee.

3.2 To minimize the potential for bias as well as potential conflicts of interest from long-standing relationships between Issuers and Employees in Analytical Roles, S&P Global Ratings requires Primary Analysts to rotate analytical responsibility over time and in a manner that will promote the continuity of the ratings process. In addition, when required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings also rotates Rating Committee Chairpersons and/or other Analysts.

3.3 S&P Global Ratings will establish and maintain measures to protect against Analysts and other Employees directly involved in Credit Rating Activities engaging in Commercial Activities or other activities that may create an actual or potential conflict of interest or that may compromise the independence and objectivity of S&P Global Ratings Credit Ratings Activities.

3.4 S&P Global Ratings will establish and maintain controls so that the Ancillary Services and Other Services of S&P Global Ratings or its affiliates do not affect S&P Global Ratings Credit Rating Activities.

3.5 S&P Global Ratings will take a Credit Rating Action regardless of the potential effect (economic, political, or otherwise) of that action on S&P Global Ratings, an affiliate, an Issuer, an investor, or any other market participant.

3.6 S&P Global Ratings will establish and maintain written policies and measures to (a) identify and (b) eliminate, or manage and disclose, as required by law or regulation or where otherwise feasible and appropriate, any actual or potential conflicts of interest that may influence S&P Global Ratings Credit Rating Activities as well as the opinions and analyses of S&P Global Ratings or the judgment and analyses of its Analysts.

3.7 Employees (including officers of S&P Global Ratings) will not directly participate in Credit Rating Activities related to an Issuer when engaged in employment discussions with that Issuer.

3.8 S&P Global Ratings will report to the Securities and Exchange Commission when it knows that a person who was associated with S&P Global Ratings within the previous five years obtains employment with an arranger, obligor, Issuer, underwriter, or sponsor of a security or money market instrument for which S&P Global Ratings has issued a Credit Rating within 12 months prior to the employment.

4. Transparency and Disclosure

4.1 S&P Global Ratings will disclose to the public all information that it is required to disclose pursuant to its Regulatory Requirements, including as related to material modifications to Criteria, Unsolicited Credit Ratings, and its conflict avoidance and management measures. The information that S&P Global Ratings is required to disclose generally includes Credit Ratings, Credit Rating Rationales, Criteria, policies, the general nature of compensation arrangements, information on conflicts of interest, and periodic information on the performance of its Credit Ratings. S&P Global Ratings will disclose required information in a timely manner and consistent with its Regulatory Requirements.

4.2   S&P Global Ratings will establish and maintain measures designed to prevent confusion between its Credit Rating Activities and its Ancillary Services and Other Services by Issuers or the public.

4.3   S&P Global Ratings and its Employees will not state or imply that a regulator has approved or endorsed its Criteria, Credit Ratings, or Credit Rating Activities. S&P Global Ratings will take appropriate steps to protect against an unregistered entity using its name to publish Credit Ratings.

5. The Treatment of Confidential Information

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

5.1   S&P Global Ratings and its Employees will protect Confidential Information entrusted to it and its Employees by Issuers in connection with the performance of Credit Rating Activities. Unless otherwise permitted by law or regulation and/or with the agreement/consent of the Issuer or its agent when appropriate, S&P Global Ratings will not publish or disclose Confidential Information received in connection with its Credit Rating Activities. S&P Global Ratings may incorporate Confidential Information in a manner that will not disclose it into its Credit Ratings and documents published as part of its Credit Rating Activities.

5.2   Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only use Confidential Information received in connection with Credit Rating Activities for those activities, administrative responsibilities directly supporting Credit Rating Activities, or related oversight responsibilities.

5.3   Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only provide Confidential Information to an affiliate or other Employee when that affiliate or other Employee needs to know the information to appropriately perform Credit Rating Activities, administrative responsibilities that directly support Credit Rating Activities, or related oversight responsibilities.

5.4   S&P Global Ratings outsources certain activities related to its Credit Rating Activities. In connection with the outsourcing of these activities, S&P Global Ratings will establish and maintain measures requiring Service Providers to protect Confidential Information received from S&P Global Ratings.

5.5   Employees will not use or share Confidential Information for their personal benefit, including to buy, sell, or sell short Securities about which they possess Confidential Information.

5.6   S&P Global Ratings and its Employees will protect Confidential Information with respect to S&P Global Ratings Credit Rating Activities, including (a) internal processes or conversations with respect to a prospective Credit Rating, (b) the timing or content of pending Credit Rating Actions (except to the related Issuer and its designated agents), and (c) pending changes to Criteria or policies.

5.7   S&P Global Ratings and its Employees will take reasonable measures to protect the Confidential Information, property and records belonging to, or in the possession of, S&P Global Ratings from fraud, theft, misuse or inadvertent disclosure.

6. Enforcement of the Code of Conduct and Policies

6.1   Consistent with applicable Regulatory Requirements, S&P Global Ratings will establish and maintain measures that Employees must follow for handling (a) Complaints, (b) certain legal, regulatory or disclosure matters that trigger reporting to regulators, and (c) good faith reports that another Employee has violated a Regulatory Requirement or other law or regulation, this Code, or S&P Global Ratings policies, or has engaged in unethical behavior. S&P Global Ratings will not take, or allow Employees to take, retaliatory actions against other Employees who make good faith reports pursuant to this provision.

6.2   Consistent with applicable Regulatory Requirements, S&P Global Ratings has designated appropriate personnel to monitor for compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies.

6.3   S&P Global Ratings will establish and maintain (a) appropriate administrative and accounting procedures, (b) internal control mechanisms, (c) effective procedures for risk assessment, and (d) effective control and safeguard arrangements for information processing systems to support its compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies. S&P Global Ratings will maintain its books and records consistent with applicable Regulatory Requirements and to demonstrate compliance with this Code and S&P Global Ratings policies.

7. What are Credit Ratings and Their Limits?

7.1   Credit Ratings are forward-looking, current opinions regarding the creditworthiness of Rated Entities. Credit Ratings are based on information supplied to S&P Global Ratings by a Rated Entity and/or its Related Third Parties (collectively referred to as the "Issuer") as well as information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the Issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with S&P Global Ratings rating and surveillance processes.

7.2   Credit Ratings do not constitute investment, financial, or other advice. Credit Ratings are not recommendations to purchase, hold, or sell a particular Security or to make any other investment decision. Credit Ratings do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. The assignment of a Credit Rating to a Rated Entity does not guarantee the performance of the Rated Entity. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, any Issuer, investor, or any other person. Credit Ratings are not verifiable statements of fact.

7.3   Pursuant to Regulatory Requirements in certain jurisdictions, S&P Global Ratings has established controls so that the information used to determine Credit Ratings is of satisfactory quality, meaning a sufficient quantity of information, received on a timely basis, and considered reliable by S&P Global Ratings. In this regard, while S&P Global Ratings has established policies for compliance with these Regulatory Requirements, these policies do not constitute an audit of the information and are not designed to prevent or detect fraud. As such, even with appropriate controls around the receipt and use of such information, S&P Global Ratings cannot guarantee that all the information it receives and uses is complete or accurate. Consistent with applicable policies, S&P Global Ratings will not issue initial Credit Ratings and will withdraw or suspend existing Credit Ratings when information of satisfactory quality is unavailable.

7.4   S&P Global Ratings may at any time suspend, modify, lower, raise, or withdraw a Credit Rating or place a Credit Rating on CreditWatch in accordance with its policies.

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Failure to comply with this Code and its related policies may result in disciplinary action, up to and including termination of employment.

This Code is available to the public without charge on S&P Global Ratings Web site, www.spglobal.com/ratings. By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings policies and other controls.

S&P Global Ratings
55 Water Street
New York, NY 10041

www.spglobal.com/ratings



S&P Global Ratings
Code of Conduct - Australia

January 1, 2020

S&P Global Ratings
Code of Conduct - Australia
January 1, 2020[1]

Table of Contents

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[1] This Code of Conduct replaces the S&P Global Ratings Code of Conduct - Australia dated July 1, 2017. It should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct.

Introduction

References to "S&P Global Ratings" in the sections below are to S&P Global Ratings Australia Pty. Limited unless the context otherwise requires.

S&P Global Ratings' mission is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In order to achieve its mission, S&P Global Ratings strives for analytic excellence at all times; evaluates its rating criteria, methodologies, and procedures on a regular basis; and modifies or enhances them as necessary to respond to the needs of the global capital markets.

S&P Global Ratings endeavors to conduct the rating and surveillance processes in a manner that is transparent and credible and that also maintains the integrity and independence of such processes in order to avoid any compromise by conflicts of interest, abuse of confidential information, or other undue influences.

This Code of Conduct (this "Code") replaces the S&P Global Ratings Code of Conduct – Australia dated July 1, 2017 and applies to employees in Australia only. This Code should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct. S&P Global Ratings has adopted this Code in order to further align its policies, procedures, and guidelines with Code of Conduct Fundamentals for Credit Rating Agencies published in December 2004, as amended in May 2008 and in March, 2015 (the "IOSCO Code"), by the International Organisation of Securities Commissions ("IOSCO") and in order to meet regulatory requirements in certain jurisdictions that require S&P Global Ratings to comply with the IOSCO Code. Variations from the IOSCO Code are set forth in Section 7 of this Code.

This Code is available to the public without charge on S&P Global Ratings website, www.spglobal.com/ratings. By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings controls, policies, procedures, and guidelines.

S&P Global Ratings expects all S&P Global Ratings employees in Australia ("employees") to comply with this Code and the related policies, procedures and guidelines. Each year all S&P Global Ratings employees shall be required to read this Code and affirm their compliance with the current version of the global S&P Global Ratings Code of Conduct, this Code and all related S&P Global Ratings policies and guidelines by signing an Affirmation Statement. Any exceptions to this Code or the related policies, procedures and guidelines should be approved in writing by the nominee of the board of directors of S&P Global Ratings or her/his designee who shall be responsible for the interpretation of this Code and the related policies, procedures and guidelines, or, to the extent applicable, by the President of S&P Global Ratings' Nationally Recognised Statistical Ratings Organisation.

Failure to comply with this Code and the related policies, procedures and guidelines may result in disciplinary action, up to and including termination of employment.

Capitalised terms used herein are defined in Section 6 of this Code.

What are Ratings?

Ratings are current opinions regarding the creditworthiness of issuers or issues. Ratings are based on information supplied to S&P Global Ratings by the issuer or its agents and information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with the rating and surveillance processes.

Ratings do not constitute investment, financial or other advice. Ratings are not recommendations to purchase, hold or sell a particular security or to make any other investment decision. Ratings and other opinions do not comment on the suitability of an investment for a particular investor and should not be relied on when making

any investment decision. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, an issuer, investor, or any other person.

S&P Global Ratings is committed to issuing ratings only when it has a sufficient amount of information that is of a satisfactory quality as set forth in the S&P Global Ratings Credit Rating Information and Data Policy. If information is deemed to be from reliable sources, as further discussed in that policy, S&P Global Ratings does not independently verify the information. Ratings are not verifiable statements of fact. The assignment of a rating to an issuer or an issue by S&P Global Ratings should not be viewed as a guarantee of the accuracy, completeness, or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

S&P Global Ratings reserves the right at any time to suspend, modify, lower, raise, or withdraw a rating or place a rating on CreditWatch in accordance with its policies, guidelines and procedures.

1. Quality and Integrity of the Credit Rating Process

A. *Quality and Integrity of the Credit Rating Process*

1.1 S&P Global Ratings must use rating criteria and methodologies that reflect rigorous analysis and systematic processes, and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.2 Each rating must be based on a thorough analysis of all information known to S&P Global Ratings and believed by S&P Global Ratings to be relevant to its analysis according to S&P Global Ratings established criteria and methodologies.

1.3 S&P Global Ratings must adopt reasonable measures designed to ensure that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4 S&P Global Ratings must adopt reasonable measures so that the information it uses in assigning a rating is of sufficient quality to support a credible rating. S&P Global Ratings must only issue ratings when it has sufficient information and data.

1.5 In assessing the creditworthiness of an issuer or issue, Analysts involved in the preparation or review of any rating must use criteria and methodologies established by S&P Global Ratings. Analysts must consistently apply the then-existing rating criteria and methodologies in the analytical process for any Rating Action, in each case, as determined by S&P Global Ratings.

1.6 S&P Global Ratings must define the meaning of each category in its rating scales and apply those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7 Credit ratings must be assigned by a vote of a rating committee comprised of Analysts and not by any individual Analyst. Ratings must reflect all information known, and believed to be relevant, to the rating committee, consistent with S&P Global Ratings' established criteria and methodologies.

1.8 S&P Global Ratings must use Analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied.

1.9 S&P Global Ratings must maintain internal records accurate and sufficiently detailed and comprehensive to support its credit opinions for such period as may reasonably be necessary to promote the integrity of its credit rating process, including to permit internal audit, compliance, and quality control functions to review past credit rating actions in order to carry out the responsibilities of those functions and, where a longer period is prescribed, in accordance with applicable law .S&P Global Ratings employees should comply with its policies on maintenance, retention, and disposition of records and with the requirements of applicable laws and regulations.

1.10 S&P Global Ratings and its Analysts must take steps to avoid publishing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or issue.

1.11   S&P Global Ratings must endeavor to devote sufficient resources to perform credible credit assessments for all issuers and issues it rates. When deciding whether to rate or continue rating an issuer or issue, S&P Global Ratings must assess whether it is able to devote sufficient Analysts with sufficient skill sets to make a credible credit assessment, and whether its Analysts likely will have access to sufficient information needed in order to make such an assessment, including when the credit assessment involves a type of financial product presenting limited historical data. Although S&P Global Ratings undertakes no duty to audit or otherwise verify information it receives.

1.12   S&P Global Ratings must establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations S&P Global Ratings currently rates.

1.13   S&P Global Ratings must establish and implement and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis and pursuant to an established timeframe, of all aspects of the S&P Global Ratings' credit rating methodologies (including models and key assumptions) and significant changes to them. S&P Global Ratings must assess whether existing methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured product change materially. Where feasible and appropriate, this function must be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

1.14   S&P Global Ratings must endeavor to structure its rating teams of Analysts in a manner that promotes continuity but avoids bias in the credit rating process and that promotes the high quality and integrity of the rating process.

1.15   S&P Global Ratings must allocate adequate personnel and financial resources to monitoring and updating its ratings. In accordance with S&P Global Ratings established policies, guidelines, and procedures for surveillance, unless the issuer requests a rating without surveillance (in which case the rating should clearly indicate that it does not entail ongoing surveillance), once a rating is assigned S&P Global Ratings must monitor on an ongoing basis and update the rating by:

   a.   regularly reviewing the creditworthiness of the rated entity or obligation;

   b.   initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action (including withdrawal of a rating), consistent with the applicable rating criteria and methodology;

   c.   reviewing, where appropriate, the impact of a change in ratings criteria, models or key rating assumptions on both initial ratings and subsequent ratings within a reasonable period of time;

   d.   updating on a timely basis the rating, as appropriate, based on the results of such review; and

   e.   where appropriate, incorporating all cumulative experience obtained.

1.16   If S&P Global Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of existing ratings, each team must have the requisite level of expertise and resources to perform its respective functions in a timely manner.

1.17   S&P Global Ratings must ensure that it establishes and maintains clear policies and procedures for dissemination of credit ratings that are the result or subject of credit rating actions and the related reports, and for the withdrawal of credit ratings. Where S&P Global Ratings makes its ratings available to the public, S&P Global Ratings must publicly announce if it withdraws a rating of an issuer or issue. Where ratings are provided only to its subscribers, S&P Global Ratings must announce to its subscribers if it withdraws a rating of an issuer or issue. In both cases, any publications by S&P Global Ratings of the withdrawn rating must indicate that the rating was withdrawn and also indicate the rating of the issuer or issue immediately preceding the withdrawal.

B.   Integrity of the Credit Rating Process

1.18   S&P Global Ratings and its employees must deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers and users of credit ratings.

1.19   Employees must be held to high standards of integrity and ethical behaviour, and S&P Global Ratings must not employ individuals where there is evidence that they have compromised integrity.

1.20   S&P Global Ratings and its Analysts must not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger or user of its ratings about the outcome of a particular rating prior to the determination of the rating by the applicable rating committee. This does not preclude S&P Global Ratings from developing prospective indications in a manner that is consistent with S&P Global Ratings' policies and procedures and also consistent with the IOSCO Code.

1.21   Neither S&P Global Ratings nor its employees may make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers or users of its ratings to pay for credit ratings or other services.

1.22   S&P Global Ratings and its employees are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations and the design of structured finance products

1.23   S&P Global Ratings and its employees shall comply with all applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

   a.   The S&P Global Ratings Compliance Officer shall be responsible for monitoring reviewing the compliance of S&P Global Ratings and its employees with the provisions of this Code and with applicable laws and regulations.

   b.   The S&P Global Ratings Compliance Officer shall be responsible for reviewing the adequacy of S&P Global Ratings' policies, procedures and controls designed to ensure such compliance. In fulfilling this role, the S&P Global Ratings Compliance Officer is assisted by others in the Global Regulatory Affairs Department, the Executive Managing Director of S&P Global Ratings Legal Affairs, the S&P Global Ratings Legal Department, and personnel in S&P Global Ratings responsible for analytical quality, criteria, and policymaking.

   c.   The reporting lines and determination of the amount of compensation for the S&P Global Ratings Compliance Officer shall be independent of S&P Global Ratings rating operations.

1.24   An employee who becomes aware of any conduct by another employee or entity under common control with S&P Global Ratings in violation of this Code; the related policies, procedures and guidelines; any law applicable to S&P Global Ratings; or that is unethical has a responsibility to promptly report such conduct to his or her supervisor, the Human Resources Department, the Compliance Department for the individual's business unit or the Legal Department. However, in situations where individuals prefer to submit a written report, anonymously or in confidence, S&P Global offers access to a site hosted by a third party provider https://secure.ethicspoint.com/domain/media/en/gui/39172/index.html. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards. Any individual referred to in the two preceding sentences who receives such a report from an employee shall take appropriate action, as determined by the laws and regulations of the applicable jurisdiction and the applicable policies, procedures and controls set forth by S&P Global Ratings. S&P Global Ratings prohibits any form of retaliation against an employee who reports such conduct or who assists in the investigation of such conduct. An employee who retaliates against another employee for either of these reasons shall be subject to disciplinary action up to and including termination. Please refer to *Appendix A* for the related Whistleblower Policy – Australia.

1.25   An employee may report conduct that is in violation of this Code; the related policies, procedures, and guidelines; any law applicable to S&P Global Ratings; or that is unethical by calling the S&P Global Employee Hotline at 1-888-722-3277, which is available to employees worldwide and provides a confidential way of reporting such conduct.

1.26   In order to maintain S&P Global Ratings' independence, objectivity, and credibility, S&P Global Ratings shall maintain complete editorial control at all times over Rating Actions and all other materials it

S&P Global Ratings Code of Conduct – Australia – January 1, 2020

disseminates to the public, including, but not limited to, rating definitions and criteria, reports, research updates, studies, commentaries, media releases, rating opinions, or any other information relating to its ratings. S&P Global Ratings editorial control shall include decisions as to when, or even if, any Rating Actions and such other materials and information should be disseminated.

2. Independence and Avoidance of Conflicts Of Interest

A. General

2.1   S&P Global Ratings shall not forbear or refrain from taking a Rating Action, if appropriate, based on the potential effect (economic, political, or otherwise) of the Credit Rating Action on S&P Global Ratings, a rated entity, obligor, originator, underwriter, arranger, investor or other market participant.

2.2   S&P Global Ratings and its employees shall use care and professional judgment to maintain both the substance and appearance of S&P Global Ratings' and its employees' independence and objectivity.

2.3   The determination of a rating by a rating committee shall be influenced only by factors known to the rating committee that are believed by it to be relevant to assessing the creditworthiness of the rated entity or obligation.

2.4   Ratings assigned by S&P Global Ratings to an entity or obligation shall not be affected by the existence of, or potential for, a business relationship between S&P Global Ratings (or any Non-Ratings Business) and the rated entity, obligor, originator, underwriter or arranger (or any of their affiliates) or any other party, or the non-existence of such a relationship.

2.5   S&P Global Ratings shall operationally separate its credit rating business and its analysts from any other business that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, S&P Global Ratings' policies, procedures and controls shall be designed to minimize the likelihood that conflicts of interest will arise and S&P Global Ratings shall disclose why it believes that those other businesses do not present a conflict of interest with its credit rating business.

B. S&P Global Ratings' Policies, Procedures, Controls and Disclosures

2.6   S&P Global Ratings shall adopt written internal policies, procedures and controls to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, Rating Actions or the analyses of S&P Global Ratings or the judgment and analyses of S&P Global Ratings' employees. Among other things, such policies and procedures must address how the conflicts described below, to the extent applicable, can potentially influence S&P Global Ratings' credit rating methodologies or Rating Actions:

   a.   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

   b.   being paid by subscribers with a financial interest that could be affected by a Rating Action;

   c.   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to credit ratings;

   d.   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

   e.   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in S&P Global Ratings.

2.7   S&P Global Ratings shall disclose actual and potential conflicts of interest (including but not limited to those identified in Section 2.6, of this Code to the extent applicable) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a Credit Rating Action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest must be disclosed in the same form and through the same means as the relevant Rating Action.

2.8   S&P Global Ratings shall disclose the general nature of its compensation arrangements with rated entities, obligors, lead underwriters or arrangers.

   a.   Where S&P Global Ratings receives from a rated entity, obligor, originator, lead underwriter or arranger compensation unrelated to its credit ratings services, S&P Global Ratings shall disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, originator, lead underwriter or arranger in the relevant credit rating report or elsewhere, as appropriate.

   b.   S&P Global Ratings shall disclose in the relevant credit rating report or elsewhere, as appropriate, if, in the most recently ended fiscal year, it received 10 percent or more of its total net revenue from a single client (rated entity, obligor, lead underwriter, arranger or subscriber or any of their affiliates for the fiscal year.

2.9   S&P Global Ratings shall encourage structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of S&P Global Ratings. S&P Global Ratings shall disclose in its Credit Rating Action announcements whether the issuer of a structured finance product has informed it that it is publicly disclosing all relevant information about the obligation being rated or if the information remains non-public.

2.10 S&P Global Ratings must not hold or transact in trading instruments presenting a conflict of interest with its credit rating activities.

2.11 In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to S&P Global Ratings, the employees responsible for interacting with the officials of the rated entity or obligor (e.g. government regulators) regarding supervisory matters shall be separate from the employees that participate in Rating Actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C. S&P Global Ratings Employee Independence

2.12 Reporting lines for employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

   a.   An employee of S&P Global Ratings who participates in or who participates in or who might otherwise have an effect on a Credit Rating Action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that S&P Global Ratings derives from that entity or obligor.

   b.   S&P Global Ratings shall conduct formal and periodic reviews of compensation policies, procedures and practices for its Analysts and other employees who participate in or might otherwise have an effect on a Credit Rating Action to ensure that these policies, procedures and practices have not compromised and do not compromise the objectivity of S&P Global Ratings' rating process.

2.13 S&P Global Ratings Analysts or other employees who participate in or might otherwise have an effect on a Credit Rating Action must not initiate, or participate in, discussions with rated entities, obligors, arrangers or subscribers regarding fees or payments charged to such rated entity, obligor, arranger or subscriber.

2.14 No Analyst or other employee shall participate in or otherwise influence a Credit Rating Action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g. spouse, domestic partner or dependant) or an entity managed by the employee (e.g. a trust):

   a.   holds or transacts in a Security issued by the rated entity or obligor;

   b.   holds or transacts in a Security (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a Security issued by the rated entity or obligor;

c. holds or transacts in a Security issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

d. holds or transacts in a Security issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

e. is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f. is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g. has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15 Analysts and anyone involved in the rating process (or any member of their Immediate Family) shall not buy or sell or engage in any transaction in any Security based on a security issued, guaranteed, or otherwise supported by any entity within such Analyst's area of primary analytical responsibility, except as permitted under S&P Global Ratings internal securities trading policy and in accordance with applicable legal and regulatory requirements.

2.16 Employees are prohibited from soliciting money, gifts, or favors from anyone with whom S&P Global Ratings does business and are prohibited from accepting gifts offered in the form of cash or cash equivalents or any gifts exceeding a minimal monetary value.

2.17 Subject to applicable law, any S&P Global Ratings employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall disclose such relationship to the S&P Global Ratings Compliance Officer or the appropriate manager of S&P Global Ratings.

2.18 S&P Global Ratings shall establish policies, procedures and controls for reviewing without unnecessary delay the past work of Analysts who leave the employ of S&P Global Ratings and join an entity that the Analyst participated in rating, an obligor whose obligation the Analyst participated in rating, an originator, underwriter or arranger with which the Analyst had significant dealings as part of his or her duties at S&P Global Ratings or any of their affiliates.

3. Responsibilities to the Investing Public, Rated Entities, Obligors, Originators, Underwriters and Arrangers

A. Transparency and Timeliness of Credit Ratings Disclosure

3.1 S&P Global Ratings must assist investors and other users of credit ratings in developing a greater understanding of credit ratings by disclosing in plain language, among other things, the nature and limitations of credit ratings and the risks of unduly relying on them to make investment or other financial decisions. S&P Global Ratings must not state or imply that any regional or national authority endorses its credit ratings or use its regulated or registered status to advertise the quality of its credit ratings.

3.2 S&P Global Ratings shall disclose sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a rating was determined by S&P Global Ratings.

3.3 S&P Global Ratings must disclose, in a non-selective manner, a material modification to a credit rating methodology. This must be done prior to the modification taking effect unless doing so would negatively impact the integrity of a credit rating by unduly delaying the taking of a credit rating action.

3.4 Unsolicited ratings are ratings assigned by S&P Global Ratings without the full participation of issuers in the rating process. S&P Global Ratings reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if S&P Global Ratings believes (i) there is a

meaningful credit market or investor interest served by the publication of such a rating, and (ii) it has sufficient information to support adequate analysis and, if applicable, ongoing surveillance. S&P Global Ratings shall indicate if a rating is an unsolicited rating. In some cases, issuers may provide limited information to S&P Global Ratings, and S&P Global Ratings would still consider those ratings to be unsolicited ratings. S&P Global Ratings shall disclose its policies and procedures regarding unsolicited ratings without charge to the public on S&P Global Ratings' website, **www.spglobal.com/ratings**.

3.5   S&P Global Ratings shall publicly disclose its policies for distributing ratings and reports and for when a credit rating will be withdrawn.

3.6   S&P Global Ratings shall disclose the meaning of each category in its rating scales and the definition of default or recovery.

3.7   Consistent with applicable regulations, S&P Global Ratings will differentiate ratings of structured finance products from ratings of other entities, financial instruments, or financial obligations with a structured finance modifier.

3.8   S&P Global Ratings must be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, prior to disseminating a rating that is the result or subject of a Credit Rating Action, S&P Global Ratings shall inform the rated entity, or the obligor or arranger of the rated obligation, of the critical information and principal considerations upon which a rating will be based and, if appropriate, afford such rated entity, obligor or arranger an adequate opportunity to clarify any factual errors, factual omissions or factual misperceptions that would have a material effect on the credit rating. S&P Global Ratings shall duly evaluate the response. Where in particular circumstances S&P Global Ratings has not informed such rated entity, obligor or arranger prior to disseminating a Credit Rating Action, S&P Global Ratings shall inform such rated entity, obligor or arranger as soon as practical thereafter and, generally, must explain why it did not inform such rated entity, obligor or arranger prior to disseminating the Credit Rating Action.

3.10   S&P Global Ratings shall distribute in a timely manner its public Credit Rating Actions regarding the issuers and issues it rates, subject to the next provision.

3.11   S&P Global Ratings will only make its current public Credit Rating Actions for any issuer or issue available to Wholesale Clients without charge. Public Rating Actions shall only be disseminated to Wholesale Clients via real-time posts on S&P Global Ratings' Australian website, www.spglobal.com/ratings, and through a wire feed to the news media as well as via electronic or print subscription services. Public Credit Rating Actions and the short explanation of the basis for the Credit Rating Action, if any, shall remain on S&P Global Ratings group public website for a minimum of twenty-four hours. Upon the request of an issuer or its agents, and in S&P Global Ratings' sole discretion, S&P Global Ratings may agree to keep a rating confidential, and evidence this agreement in the engagement letter with the issuer. If a rating is already public, a subsequent Credit Rating Action shall also be public.

3.12   S&P Global Ratings shall disclose with a credit rating that is the result or subject of a Credit Rating Action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation must be identified as such.

3.13   S&P Global Ratings shall clearly indicate the attributes and limitations of each credit rating, and the extent to which it verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, it must disclose this fact and how it may limit the credit rating.

3.14   S&P Global Ratings shall indicate in a rating announcement that is the result or the subject of a Credit Rating Action when the credit rating was last updated or reviewed. The credit rating announcement must also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to

overlook important aspects of the credit rating, S&P Global Ratings must explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the Credit Rating Action.

3.15   When rating a structured finance product, S&P Global Ratings must disclose sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for the credit rating. S&P Global Ratings must also publicly disclose or distribute information about the degree to which it analyses how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When publishing a rating, S&P Global Ratings shall explain in its press releases and/or reports, if any, the key assumptions and data underlying the rating (including financial statement adjustments that deviate materially from those contained in the issuer's published financial statements), subject to any restrictions imposed by applicable, permitted confidentiality agreements and any applicable laws regarding the release of Confidential Information.

3.17   If S&P Global Ratings discontinues monitoring a credit rating for a rated entity or obligation it must either withdraw the credit rating or, save where an obligation has matured, disclose such discontinuation as soon as practicable. A publication by S&P Global Ratings of a credit rating that is no longer being monitored must indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   To promote transparency and to enable investors and other users of credit ratings to compare the performance of different credit rating agencies, S&P Global Ratings shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information must include verifiable, quantifiable historical information, organised over a period of time, and, where possible, be standardised in such a way to assist investors and other users of credit ratings in comparing different credit rating agencies. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, S&P Global Ratings must disclose why this is the case. S&P Global Ratings shall make the ratings underlying each performance study available, upon request, in order to assist investors in drawing performance comparisons between S&P Global Ratings and other credit rating agencies. The performance studies shall be available without charge on S&P Global Ratings' website, www.spglobal.com/ratings.

B.   The Treatment of Confidential Information

Nothing herein or in our policies prohibits any employee from initiating communications directly with, or responding to an enquiry from, or providing information to, any competent state, commonwealth or federal regulatory authority or United States self-regulatory organisation acting in a regulatory capacity, including the Australian Securities and Investments Commission, the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

3.19   S&P Global Ratings and its employees shall protect the confidentiality of Confidential Information or material non-public information communicated to them by a rated entity, obligor or originator, or the underwriter or arranger of a rated obligation, and non-public information about a Credit Rating Action (e.g. information about a Credit Rating Action before the Credit Rating Action is disseminated). Unless otherwise permitted by an agreement with the issuer, S&P Global Ratings and its employees shall refrain from disclosing Confidential Information in press releases; through research conferences; and conversations with investors, other issuers, or any other persons. Notwithstanding the foregoing, S&P Global Ratings shall not be restricted from:

   (i)   publishing any Credit Rating Action or other opinion regarding a particular issuer or issue that incorporates Confidential Information without specifically disclosing it; or
   (ii) using third-party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the rating process or related business activities.

   a)   S&P Global Ratings and its employees are prohibited from using Confidential Information or material non-public information for any purposes unrelated to S&P Global Ratings' rating activities, including

disclosing such information to other employees or employees of affiliates (where permitted under S&P Global Ratings' policies and procedures) unless:

(i) the information is shared with the employee to enable the employee to perform task on behalf of S&P Global Ratings in relation to its credit rating business; and

(ii) where applicable, S&P Global Ratings takes reasonable steps to ensure that the person or affiliated entity has in place adequate arrangements to protect the confidential information; or

(iii) such disclosure is required by applicable law or regulation.

b) S&P Global Ratings and its employees shall take all reasonable steps:

(i) to protect all Confidential Information or material non-public information; and

(ii) to protect all property and records belonging to or in possession of S&P Global Ratings, from fraud, theft, misuse or inadvertent disclosure.

c) S&P Global Ratings and its employees are prohibited from using Confidential Information in violation of the terms of any applicable agreement or mutual understanding that S&P Global Ratings will keep the information confidential, unless disclosure is required by applicable law or regulation.

d) S&P Global Ratings and its employees are prohibited from disclosing any (i) of S&P Global Ratings ratings-related non-public information, or (ii) non-public information about Rating Actions or possible future Rating Actions, except in the case of clause (ii) to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

3.20 S&P Global Ratings and its employees must comply with CRA applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21 S&P Global Ratings employees that possess confidential and/or material non-public information concerning a Security are prohibited from engaging in a transaction in the Security or using the information to advise or otherwise advantage another person in transacting in the Security. Employees shall familiarise themselves with the internal securities-trading policies maintained by S&P Global Ratings, and are required to periodically certify their compliance as required by such policies. S&P Global Ratings employees shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose except the conduct of S&P Global Ratings business.

4. Governance, Risk Management and Employee Training

4.1 S&P Global Ratings' board of directors has ultimate responsibility for ensuring that S&P Global Ratings maintains and enforces this Code in accordance with applicable requirements.

4.2 S&P Global Ratings, together with its credit rating agency affiliates, shall establish a risk management function made up of one or more senior managers or employees with the appropriate level of experience responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, operational risk, and strategic risk. The function must, if practicable, be independent of the internal audit function and make periodic reports to the board and senior management to assist them in assessing the adequacy of the policies, procedures, and controls that S&P Global Ratings establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3 S&P Global Ratings employees must undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training must be relevant to the employee's responsibilities and must cover, as applicable, this Code of conduct, S&P Global Ratings' credit rating methodologies, the laws governing S&P Global Ratings' credit rating activities, S&P Global Ratings' policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and its policies and procedures for handling Confidential Information and material non-public information. S&P Global Ratings shall adopt measures designed to verify that employees undergo required training.

5. Disclosure and Communication with Market Participants

5.1   S&P Global Ratings' disclosures, including those specified in the provisions of the IOSCO Code, must be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2   S&P Global Ratings shall disclose within its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If S&P Global Ratings' Code of Conduct – Australia deviates from an IOSCO provision, S&P Global Ratings should identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. S&P Global Ratings should describe how it implements and enforces its code of conduct. S&P Global Ratings must also disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3   S&P Global Ratings shall maintain a function charged with receiving, retaining, and handling complaints from market participants and the public and procedures for receiving, retaining, and handling complaints, including those that are provided on a confidential basis, specifying the circumstances under which a complaint must be reported to senior management and/or the board.

5.4   S&P Global Ratings shall publish in a prominent position on S&P Global Ratings' website, www.spglobal.com/ratings, web page links to:

   (i)   this Code;
   (ii) a description of the methodologies that S&P Global Ratings uses;
   (iii) information about S&P Global Ratings' historic ratings performance data; and
   (iv) other disclosures required by applicable law and regulations to the extent they may be made available to the public.

6. Definitions

For purposes of this Code, the terms set forth below shall have the following meanings:

"Analyst" shall mean, with respect to any issuer or issue, an employee who (i) has been assigned to determine and vote on ratings relating to such issuer or issue and (ii) is not involved in any commercial discussions with such issuer or relating to such issuer or issue.

"Code" shall have the meaning set forth in the Introduction.

"Confidential Information" shall mean information received by S&P Global Ratings from a rated entity, obligor, or originator, or the underwriter or arranger of an obligation or its accountants, attorneys, or other agents that has been marked "Proprietary and Confidential" or in respect of which S&P Global Ratings has received from the issuer specific written notice of its proprietary and confidential nature. Notwithstanding the foregoing, information disclosed by the issuer or its accountants, attorneys, or other agents shall not be deemed to be Confidential Information if such information

   i.   was substantially known by S&P Global Ratings at the time of such disclosure,
   ii.   was known to the public at the time of such disclosure,
   iii. becomes known to the public (other than by S&P Global Ratings' own action) subsequent to such disclosure,
   iv.   is disclosed lawfully to S&P Global Ratings by a third party subsequent to such disclosure,
   v.   is developed independently by S&P Global Ratings without reference to the Confidential Information,
   vi.   is approved in writing by the issuer for public disclosure, or
   vii. is required to be disclosed by any law, rule, or regulation, or is disclosed at the request of any governmental agency or authority.

"Credit Rating Action" shall mean an initial credit rating, change to an existing credit rating, affirmation of an existing credit rating, withdrawal or suspension of an existing credit rating, or CreditWatch action, in each case as and when such action is released. Credit Rating Action does not include a Rating Agency Confirmation (RAC).

"Immediate Family" shall mean (a) an employee's spouse, domestic partner, or equivalent or an employee's dependent child or stepchild regardless of residence; (b) an employee's relative, whether or not that person is dependent on the employee (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-

law, sister- or brother-in-law, and son- or daughter–in-law, including adoptive and guardian relationships) who has shared the same household as the employee for at least one year immediately preceding the date that the household member engages in the applicable activity; and (c) any legal entity (including a trust or partnership) directly or indirectly managed or controlled by, established for the benefit of, or whose economic interests are substantially equivalent to, either an employee or a person listed above in items (a) or (b). For these purposes, the terms "dependent", "domestic partner," and "adoptive or guardian relationship" are defined by the national law where the employee works.

"IOSCO" shall have the meaning set forth in the Introduction.

"IOSCO Code" shall have the meaning set forth in the Introduction.

"Non-Ratings Business" shall mean all segments and operating groups of S&P Global Inc. as well as segments and operating groups of S&P Global subsidiaries, including S&P Global Ratings, other than S&P Global Ratings.

"Security" shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, investment contract, shares of funds, or other financial instrument commonly known as a security and also includes any put or call option, or any other derivative instrument, relating to a Security. For the purposes of this Code, a Security shall not include those securities that are excluded from the definition of "Security" in S&P Global Ratings' internal securities-trading policies.

"Wholesale Client" means:

   i.   An Australian financial services licensee; or
   ii. A listed entity, or a related body corporate of a listed entity; or
   iii. A business that employs at least 20 people or, in the case of a manufacturing business, at least 100 people; or
   iv. An individual with a copy of a certificate given by a qualified accountant within the last 6 months stating that the individual has net assets of at least A$2.5 million or gross income for each of the last two financial years of at least A$250 000 per year; or
   v.   An organisation regulated by the Australian Prudential Regulation Authority (that is not a superannuation fund, or an approved deposit fund, or a pooled superannuation trust, or a public sector superannuation scheme); or
   vi. A body registered under the Financial Corporations Act 1974 (Australia); or
   vii. A trustee of a superannuation fund, or an approved deposit fund, or a pooled superannuation fund, or a public sector superannuation scheme, within the meaning of the Superannuation Industry (Supervision) Act 1993 (Australia) and the fund, trust or scheme has net assets of at least A$10 million; or
   viii. An individual that controls at least A$10 million, including through an associate or under a trust that the individual manages; or
   ix. An exempt public authority; or
   x.   A body corporate or an unincorporated body corporate that carries on a business of investment in financial products, interests in land or other investments and for those purposes invests funds received (directly or indirectly) following an offer or invitation to the public (within the meaning of section 82 of the Corporations Act 2001 (Australia)) and the terms of the offer or invitation provide for the funds subscribed to be invested for those purposes.

IOSCO Code of Conduct Fundamentals for Credit Rating Agencies: Further Disclosure on Operational and Legal Separation of Businesses and Prevention and Management of Conflicts of Interest

S&P Global Ratings fully supports the essential purpose of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. S&P Global Ratings believes that this Code is consistent with the IOSCO Code and appropriately implements IOSCO's Statement of Principles Regarding the Activities of Credit Rating Agencies published in September 2003.

Operational and Legal Separation of Businesses

S&P Global Ratings separates, operationally and legally, its credit rating services and Analysts from any other business that may present a conflict of interest.

S&P Global Ratings does not believe that its Ancillary Services and Other Services present conflicts of interest with its credit rating services. Notwithstanding that such services do not necessarily present conflicts of interest with its credit rating services, S&P Global Ratings has in place procedures and mechanisms designed to minimise the likelihood that conflicts of interest will arise, or, where appropriate, to manage conflicts should they arise. The nationally recognized statistical rating organisation of which S&P Global Ratings is part discloses, in respect of credit ratings it publishes, whether it was paid for services other than determining credit ratings during the most recently ended fiscal year by the person that paid it to determine the credit rating.

S&P Global Ratings and its affiliates operate in multiple locations around the world, in each case as a direct or indirect subsidiary or as a division or a representative of a division of S&P Global Inc. S&P Global Inc. provides shared services to all of its segments, units, or divisions, including legal, information technology, human resources, and finance functions. In addition, S&P Global Ratings or its affiliates may provide shared services for publishing, modelling, data, sales, and communication and marketing functions. In many cases, support services or services shared between different legal entities are performed by personnel dedicated to the S&P Global Ratings group. S&P Global Ratings believes that the shared services that it uses or provides do not present conflicts of interest and do not affect the independence, integrity, credibility, or objectivity of its credit ratings or ratings surveillance.

Appendix A

1. Whistleblower Policy - Australia

1.1. Regulatory Summary

The Part 9.4AAA of the Corporations Act requires the establishment, implementation and maintenance of a whistleblower policy and make it easily accessible by both internal & external disclosers.

1.2. Policy Statement

The purpose of this Policy is to provide an environment for you to disclose wrongdoings safely and securely, and with the confidence that you will be protected and supported.

This Policy is applicable to you if you are or have been:
    (a) An employee of S&P Global Ratings;
    (b) A supplier of services or goods to S&P Global Ratings including their employees;
    (c) A client of S&P Global Ratings, including their employees;
    (d) Other associate(s) of S&P Global Ratings; or
    (e) A relative, dependent or spouse of (a) – (d).

When you have reasonable grounds to believe that an employee of S&P Global Ratings has violated regulatory requirements, the Code of Business Ethics or Code of Conduct, applicable policies or guidelines, or other laws and regulations, or instances of actual or potential unethical behavior you can notify:
    (a) A director of S&P Global Ratings;
    (b) People Partner;
    (c) Employee's supervisor;
    (d) Compliance;
    (e) Ratings Legal;
    (f) Internal or external auditor
    (g) EthicsPoint;
    (h) Australian Securities & Investments Commission or another Commonwealth body; or
    (i) Journalist or parliamentarian.

Whether your disclosure includes your name and contact information or is submitted anonymously, the information you provide will be sent to an independent review group within S&P Global by EthicsPoint. When you raise a concern, or report a violation, S&P Global Ratings will promptly investigate. Your communication will be treated confidentially to the extent possible and permissible by law.

Upon receipt of the disclosure, S&P Global Ratings will take appropriate action to ensure that the disclosures are dealt with appropriately and on a timely basis.

This Policy is supplemental to the S&P Global Code of Business Ethics (COBE) and any other related S&P Global Ratings policies. Where there is any conflict between this Policy, the COBE and any other related S&P Global Ratings policies, this Policy shall prevail.

1.3. Internal Procedures

1.3.1. Handling the Disclosure

1. S&P Global Ratings will acknowledge the receipt of the disclosure if the discloser can be contacted, and provide updates and notify the discloser of the outcome in due course.

2. Upon receipt of the disclosure, Compliance and Rating Legal will coordinate the appropriate investigation, and resolution, including reporting to the applicable law-enforcement or regulatory authority, if required or deemed appropriate.

3. Depending on the nature of the disclosure, Compliance and Ratings Legal may refer the matter to appropriate subject matter experts within S&P Global Ratings for further investigation.

4. Compliance will promptly report the disclosure to the executive management of S&P Global Ratings if the matter raises significant franchise or reputational risk to S&P Global Ratings.

1.3.2. Protection for Discloser

1. It is prohibited to identify the discloser, or disclose the information that is likely to lead to the identification of the discloser.

2. A discloser will be protected from the following in relation to the disclosure:

   (a) detrimental conduct such as dismissal, or alteration or position or duties to his or her disadvantage, if the discloser is an employee;
   (b) civil liability (e.g. any legal action against the discloser for breach of an employment contract, duty of confidentiality or another contractual obligation);
   (c) criminal liability (e.g. attempted prosecution of the discloser for unlawfully releasing information, or other use of the disclosure against the discloser in a prosecution (other than for making a false disclosure)); and
   (d) administrative liability (e.g. disciplinary action for making the disclosure).

3. A discloser can seek compensation and other remedies through courts if he or she suffers loss.

4. Disclosures related solely to personal work-related grievances, and that do not relate to detriment or threat of detriment to the discloser, do not qualify for protection under the Corporations Act. Examples of grievances that may be personal work-related grievances include:

   (a) an interpersonal conflict between the discloser and another employee; and
   (b) decisions that do not involve a breach of workplace laws:
   　　(i) about the engagement, transfer or promotion of the discloser;
   　　(ii) about the terms and conditions of engagement of the discloser; or
   　　(iii) to suspend or terminate the engagement of the discloser, or otherwise to discipline the discloser.

5. S&P Global Ratings will not take retaliatory action against you or other individuals who reports matters pursuant to this Policy. As such, any employees of S&P Global Ratings who retaliates or attempts to retaliate against you, will be subject to disciplinary action, up to and including termination.

Code of Business Ethics – 2024



Code of Business Ethics

Table of Contents

Introductory Letter

Dear colleagues,

At S&P Global, our purpose to Accelerate Progress drives how we serve our customers, our communities and our people.

Each year, we ask all of our people to review and affirm their commitment to comply with the Code of Business Ethics (COBE). This annual process is an essential way we live our value of integrity – and is integral in fostering the deep trust our stakeholders have in our brand.

If you have any questions, please reach out to your Compliance team or speak with your People Leader.

Thank you for your commitment to leading with integrity as we serve the markets.

Regards,

Doug Peterson
President and CEO

Amy Gradnik
Chief Risk & Compliance Officer

What We Expect of Our People at S&P Global

Our Core Values

S&P Global's Code of Business Ethics (COBE) underscores our core values and guides everything we do by informing our decisions, driving our actions and determining how we conduct business. By leading with our core values of discovery, partnership and integrity, we protect our people, our Company and our brand.

> Every team member is driven by the same core values:
> **Discovery**
> **We seek new sources of value**
>
> **Partnership**
> **We form connections for impact**
>
> **Integrity**
> **We do what's right**

The COBE Applies to All of Us

This COBE applies to everyone at S&P Global, including contractors, its subsidiaries and divisions ("S&P Global" or "Company") around the world. Across all geographies, levels and functions, everyone is expected to abide by the highest ethical standards at all times, and we do this by adhering to our core values. The Board of Directors of S&P Global has its own Code of Business Conduct available [here].

It is essential that all team members read, understand and affirm their adherence to the COBE. Our people must take the required training to better understand the COBE and the underlying Company policies, standards and procedures, and they must adhere to the latest published version of all applicable Company policies, standards and procedures.

While the COBE is intended as a foundation to provide guidance and to help you make the right decisions, it is not intended to cover every possible law, policy or situation. Our people are expected to be thoughtful before making decisions and to always use their best judgment.

> **Decision Tree**
>
> As you make a business decision, ask yourself:
>
> - Is it legal?
> - Is it consistent with the COBE and S&P Global policies?
> - Is it in the best interest of S&P Global?
> - Will it maintain trust with clients, shareholders, regulators and colleagues?
> - Would it maintain our good reputation if it appeared on the front page of a newspaper, in a blog or in the mainstream media?
>
> If the answer to any of these questions is no, stop and speak up. The Company has resources for you to raise a concern, seek advice or report a violation in good faith.

Raising Concerns and Seeking Advice

S&P Global is committed to fostering an environment where open and honest communications are expected. Whether you are raising a concern about a potential violation, or seeking advice, the Company has multiple resources to help guide you. To report a concern, you can:

1. Contact your People Leader (manager).

2. Contact the appropriate People Team representative (People Partner, People Relations or People Advisor).

3. Utilize the EthicsPoint Helpline online or by phone to record your report or speak with someone who can assist with your report (anonymously if you choose).

4. Contact a member of Legal or Compliance for guidance on any situation involving the COBE or any other laws, policies, standards or procedures.

Reporting a Violation

If you suspect unethical conduct or behavior that would violate the COBE or a Company policy, it is best to report such suspicion through the means suggested in the Raising Concerns and Seeking Advice section << link >> and let the appropriate Company representative determine whether a violation or unethical conduct took place.

While it is important to report a suspected violation of the COBE or Company policy, it is just as essential to file such a report in good faith. Using good faith means proceeding with a sincere intention to deal honestly with others. You should not file a dishonest report for any reason, including to:

- Retaliate against another;

- Gain an advantage in a personal conflict; or
- Harass another individual.

Knowingly filing a dishonest report is, in itself, a violation of the COBE.

Retaliation is Not Allowed

We do not tolerate retaliation against anyone who in good faith seeks advice, raises a concern or reports a suspected violation of the COBE or any other Company policies. Retaliating against any such person is prohibited at S&P Global, and we take prompt and appropriate action against anyone, at any level, who engages in such conduct. This means that you are protected against being terminated, demoted, threatened, discriminated against or harassed in any way in retaliation for raising a concern in good faith.

In addition, team members must not speculate about the identity of persons who may have reported a violation or about the nature or context of the reported violation.

Investigation of Reports

When you raise a concern or report a violation, the Company will promptly investigate your report. Your communication will be treated confidentially to the extent possible and permissible by law. Team members must cooperate with the Company's investigation fully in an honest and transparent manner. Team members must not tamper with or withhold relevant information in connection with an investigation. At the conclusion of the investigation, the Company will take the appropriate actions to resolve any issues uncovered.

Could I be terminated for reporting a concern in good faith?

Q: I suspect unethical conduct is taking place in my group, but what if I am wrong? Could I be terminated for raising an issue to the EthicsPoint Helpline that turns out not to be a violation?

A: No, people are encouraged to come forward without fear. It is against our policies and values to penalize or retaliate against anyone for raising a concern or reporting an issue in good faith.

If you suspect unethical conduct or conduct that would otherwise violate a Company policy, we encourage you to immediately report such suspicion through the means suggested above and let the appropriate Company representative determine whether a violation or unethical conduct took place.

Role of People Leaders (Managers)

Our leaders play an essential role in fostering a culture and environment where behaving ethically is second nature. Leaders set examples by acting responsibly and serving as role models who inspire our people to follow the COBE and live our values.

This means our People Leaders are expected to:

- Lead by example and encourage others by holding themselves up to the highest standards of behavior;
- Discuss the COBE with their teams and reinforce the importance of following Company policies;
- Respond promptly to concerns;
- Create a positive environment where people feel comfortable speaking up and raising concerns; and
- Communicate to their teams that no retaliation can be taken against someone who raises a concern or reports a violation in good faith.

People Leaders have a duty to report any potential violations. A violation left unreported can harm our Company, our people and our reputation. It is always best to be vigilant and to report any potential violation.

Compliance with Laws and Regulations

All of our people must comply with legal and regulatory requirements. We operate in many countries and jurisdictions, and consequently, laws that may apply to us may conflict with each other or with this COBE. If you are ever faced with a potential violation of law or regulation, or a conflict of laws, or a conflict with this COBE, seek immediate guidance from Legal or Compliance.

Obligations of People Leaders and/or Team Members Receiving Reports

If you receive a report of a potential violation of the COBE or Company policy:

- Seek guidance before responding;
- Contact the appropriate persons within our Company, including your People Partner, Legal or Compliance;
- Ensure that the person's concerns are addressed promptly and with respect; and
- Ensure that no retaliation occurs against someone for reporting a suspected violation in good faith.

Violations of the COBE

S&P Global takes violations of the COBE seriously. Failure to comply with the COBE, Company policies, or the law or regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law or regulations could result in civil or criminal penalties imposed by a governmental agency or a court of law.

The Company addresses violations of the COBE promptly and appropriately throughout the organization.

Communications with Regulators, Government Agencies and Third Parties

S&P Global's interactions with regulators, other government agencies, outside lawyers, law enforcement and similar third parties are based on the principles of compliance with the law, transparency and cooperation. S&P Global team members should be polite and professional and should not prevent regulators, Government Officials, law enforcement or other authorities from conducting formal examinations or investigations.

In the course of your employment with the Company, you may receive a subpoena, demand or an inquiry from a regulator, governmental agency or law enforcement. S&P Global's [Communications with Regulators, Other Government Agencies, Outside Lawyers and Third Parties Policy](#) provides guidance to those across the Company who may receive these types of inquiries on who to contact. For further guidance, please contact the Legal Department.

Protected Activities - Always Remember

Nothing in the COBE or any other S&P Global policy limits a person's ability to communicate directly with and provide non-privileged documents or other information to the Securities and Exchange Commission or other regulatory agency or governmental body regarding possible violations of law, or to engage in protected concerted activity or other protected labor activities. Team members may do so without disclosure to the Company, and the Company may not retaliate against anyone for any of these activities.

Divisional Independence and Objectivity

The reputation of S&P Global depends on the integrity and independence of its products and services which include, without limitation, determining credit ratings, news and industry-focused research, ESG scores, reporting on an industry, creating and publishing indices, price assessments and benchmarks and providing benchmark calculation and/or administration services. Consequently, no one should be involved in any activity or relationship that might compromise, or appear to compromise, the independence and objectivity of the Company's products or services.

See the [Divisional Independence & Objectivity (DIO) Policy](#) which sets out the requirements and guidance that team members should follow when they are involved in cross-divisional activities.

> **Can I collaborate with colleagues from different divisions?**
>
> **Q**: Am I able to approach a colleague from another division to explore collaborating together?
>
> **A**: Certain protocols apply to interacting with "Employees Engaged in Analytical Activities." See the DIO Policy for further guidance.

Ethical Practices with Our Team

As team members of the S&P Global community, we all have a responsibility to treat each other with respect, dignity and care.

Equal Opportunity Employer

It is the policy of S&P Global to provide equal employment opportunity without regard to race, color, religion, sex, sexual orientation, gender identity or expression, national origin, age, disability, pregnancy, veteran status, genetic information, citizenship status or any other basis prohibited by applicable law. The Company is committed to equal employment opportunity at all levels of employment, including the executive level. This policy applies to all employment practices, including but not limited to, recruitment, hiring, employment, assignment, training, compensation, benefits, demotion or transfer, promotions, disciplinary action and terminations.

Non-Discrimination

S&P Global has a policy of zero tolerance for harassment and discrimination based on any of the categories described in the Equal Opportunity Employer section. This means that it is our collective responsibility to stand up to such discrimination and harassment, to speak out against it and to create an environment that is inclusive for all people. In accordance with our Equal Opportunity Employer Policy, team members must not discriminate against or harass any other team member based on any of the protected categories, including race, color, religion, sex, gender identity or expression, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, genetic information, disability or any other characteristic protected under law.

Diversity, Equity & Inclusion

We believe that diversity fuels creative insights, equity unlocks opportunity and inclusion drives growth and innovation. Our commitment centers on our global workforce, ensuring that our people feel supported and empowered. We strive to better reflect and serve the communities in which we live and work, and advocate for greater opportunity for all.

Our culture embodies:

- Respectful communication and interaction among all our people;
- Teamwork and participation that facilitates diverse perspectives and inclusion;

- A work environment free from discrimination or any type of unlawful harassment; and
- Flexible and accommodating working arrangements.

Any team member found to have engaged in any inappropriate conduct or behavior against others may be subject to disciplinary action, up to and including termination of employment.

Global Human Rights

S&P Global is committed to responsible and transparent operations that demonstrate respect and support for all human rights. Recognizing our responsibility to respect human rights, we are committed to treating our people and members of the communities where we do business with dignity and respect. We are committed to conducting business in a legal, ethical and responsible manner and believe it is important to work with vendors who operate with the same high standards we set for ourselves.

For more information, please see our Human Rights Policy.

Workplace Safety

S&P Global is committed to providing a safe and healthy workplace built on a foundation of strong and uncompromising ethics and integrity. We all play an important role in creating that environment.

- We strive to create an environment where you can work in safety and comfort.
- We maintain the security of the Company's property by safeguarding the Company's team members, physical assets, intellectual property and other confidential, sensitive and proprietary information.
- We maintain a workplace safe and free from violence by prohibiting the possession or use of unauthorized dangerous weapons on Company property.

Ethical Practices with Others

Avoiding Conflicts of Interest

At S&P Global, we have an obligation to avoid conflicts of interest. When faced with a situation in which competing loyalties could cause you to pursue a personal benefit for you, your friends or family at the expense of S&P Global, its clients or customers, this might present a conflict of interest for you.

A conflict of interest can arise whenever an activity:

- Is opposed to the best interests of S&P Global, its clients or customers;
- Creates the appearance of impropriety or misconduct; or
- Creates divided loyalty between you and S&P Global.

However, for the avoidance of doubt, if your activity is protected as described under Protected Activities in the [Communications with Regulators, Government Agencies and Third Parties section](#), it does not constitute a conflict of interest.

You may also face a conflict of interest in your role within your division. For example, if a sales team member attempts to influence an editorial or analytical decision, this could create a conflict of interest. For further guidance, contact Legal or Compliance.

Can I give complimentary access to an S&P Global product to a family member?

Q: My brother is researching financial investments for his personal trading account. Can I give him complimentary access to one of our desktop products?

A: No. You must not use S&P Global products or information in a way that improperly benefits someone you know.

Can I use my S&P Global email address for outside business?

Q: I own property that I occasionally rent or use for other business activities unrelated to my job at S&P Global. Can I use my S&P Global email address for my outside business?

A: No. Never use your S&P Global email address for an outside business. Furthermore, do not use your personal email to conduct Company business.

Can I speak at a vendor conference?

Q: One of our vendors has invited me to speak at one of their conferences. Is that okay?

A: It depends. You should first consult your division's policies and obtain permission from your People Leader. Also, make sure you do not disclose any confidential information or endorse any products or services on behalf of S&P Global. In addition, you must not accept any payment for speaking at the conference.

Tip: Do not use your position at S&P Global for improper personal gain.

Outside Employment and Activities

Team members may, on their own time, do limited amounts of work for other employers or other businesses so long as such work does not conflict with the person's obligations to S&P Global. A conflict would arise if outside work consumed so much of a person's time and energy as to impact the ability to perform their S&P Global job effectively. Also, a conflict is presumed if a person does outside work for a firm that has business dealings with, or competes with, S&P Global. Team members must also avoid outside employment or activities (paid or unpaid) that

can appear to cause a conflict with or are otherwise detrimental to the interests of S&P Global. Lastly, team members should be aware of and comply with any policies and disclosure obligations within their division regarding outside employment and other activities.

If you wish to engage in outside work or other activities, you must obtain the consent of your People Leader and provide notice to, and obtain pre-approval from, Compliance or Legal. For further guidance, see Outside Activities Professional Conduct Policy.

> **Can I run a small business on my own time?**
>
> **Q**: I make cakes for special events. Can I run a small business on my own time?
>
> **A**: Team members may engage in outside activities on their own time as long as they are not during business hours and do not create a conflict of interest as described in the Avoiding Conflicts of Interest section. All outside employment or activities must be submitted for approval in the Global Employee Compliance Services (GECS) system. Do not forget to review your divisional policies for additional guidelines or restrictions.

Close Personal Relationships

Conflict of interest considerations also apply to related parties, including members of your immediate family, as well as other individuals (non-related) who are members of your household. To avoid an actual or perceived conflict of interest you may not have a direct or indirect reporting relationship with, supervise or make employment decisions about a family member or a related party. You may not facilitate an S&P Global business relationship with a company in which you, or a family member or related party, has an ownership or other financial interest. Some divisions may have additional restrictions on close personal relationships. Team members engaged in a close personal relationship that may create an actual or perceived conflict of interest with regard to employment decisions are required to submit a Close Personal Relationship form for review. The form may be found on the Global Employee Compliance Services site.

For further guidance, please review with your People Partner or People Relations team member.

Membership on For-Profit Boards

A team member may serve as a director on a for-profit board as long as the other company is not a competitor of S&P Global and as long as the service does not create a conflict of interest for the person. Because these issues are difficult to determine, you must refer to your divisional policies and seek approval from Legal or Compliance and your People Leader before accepting a position at a for-profit company.

Membership on Non-Profit Boards

Membership on governing boards of non-profit organizations (for example, charitable organizations, school boards and trade associations) by S&P Global team members is often desirable, and in general, there is no objection to a person accepting such a position, as long as the service does not create a conflict of interest for the person. Team members must seek approval from their People Leader and Compliance or Legal before accepting a position. Such pre-approval will be accomplished by the completion and submission of an Outside Directorship Disclosure Form on the Global Employee Compliance Services (GECS) site.

Corporate Responsibility and Sustainability

Corporate responsibility and sustainability underpin our business and guide our corporate purpose to accelerate progress in the world by providing intelligence that is essential for companies, governments and individuals.

Our strong commitment to driving progress begins with our own operations and value chain. We fulfill our environmental, social, economic and governance (ESG) responsibilities as a Company by creating a diverse, equitable and inclusive workplace, reducing our environmental footprint, upholding the highest standards of corporate governance and actively engaging our suppliers to embrace our sustainability ambitions. ESG considerations inform our governance mechanisms for effective Board oversight as well as how we manage our Company to fulfill our strategic priorities and carry out our corporate purpose to accelerate progress for stakeholders and communities across the world.

Charitable Work and Contributions to Non-Profit Organizations

We are committed to being a good corporate citizen and contribute to the communities where we work through programs that connect our people and our capabilities to society's needs. We support non-profit organizations and causes through our thought leadership, volunteering and the charitable giving of the S&P Global Foundation. We encourage giving and engagement by matching gifts to eligible non-profit organizations and supporting volunteering programs across our global offices.

For more information, visit S&P Global's Corporate Responsibility webpage or contact the Corporate Responsibility team.

Remember: Team members may not solicit financial contributions or payments from another colleague for any personal or charitable initiative at any time on Company premises or via Company resources.

Political Contributions and Activities

S&P Global encourages its people to be engaged in their communities, which may include political activism. Team members shall not engage in any significant civic, charitable or political activity without first seeking approval from their People Leader and Compliance or Legal. It is also important that people review applicable laws, regulations and any applicable S&P Global

policies before making any donation of time, money or service to a political candidate, party or organization. Making the right decision is critical because:

- Political contributions or donations may create a conflict of interest, or give rise to an appearance of impropriety;
- Campaign finance rules are complex, vary by country and local jurisdictions, and often prohibit contributions from certain sources, or limit the timing and amount of contributions;
- Depending on where you live and where you contribute there may be tax, disclosure and other legal requirements associated with your contributions; and
- Your division may have policies and procedures that limit (or may prohibit) your ability to make political contributions.

Remember: Unauthorized political contributions pose legal, operational and reputational risk to the Company. To avoid even a perception of impropriety, the Company prohibits certain political contributions. If you are uncertain, you should seek guidance from Public Affairs, Legal or Compliance. For further guidance, see Political Contributions and Payments Policy (U.S. only) or contact your divisional Compliance representative << link to Resources for Raising Concerns, Seeking Advice or Reporting Violations >>.

Use of Social Media

Care must be taken in the way we communicate, both internally and externally, whether on a formal or informal basis. We have a duty to be honest, professional and respectful with both the public and our S&P Global colleagues.

Social media tools (such as blogs or social networking sites) can be used in valuable and creative ways to extend our brand, communicate with the market, and address the needs of our people, clients, customers and other stakeholders. These tools, due to their inherent risk, should always conform to the highest professional and ethical standards. For further guidance, see the Social Media and Digital Communications Policies.

The following guidelines apply on either Company devices or personal devices, in connection with S&P Global business on all social media sites:

- Always be careful about what you post on the internet. Your actions can impact the Company's reputation or ability to conduct business;
- Only authorized people may use social media on behalf of the Company. Refer to your divisional Communications team if you are unsure whether you are authorized;
- When participating in online communities, do not misrepresent yourself. If you talk about work-related matters or matters that relate to the general business of the Company, you must disclose your affiliation with the Company and make it clear that any opinions expressed are your own and not those of the Company;

- Do not share confidential, personal, privileged, proprietary or other non-public information including information about the Company, its products or services. This includes strategies, forecasts, mergers and acquisitions and client or customer information. Never share anything related to S&P Global legal issues, including a pending litigation or investigation; and
- Do not post anything discriminatory, offensive or illegal in your personal capacity or on behalf of the Company.

Can I post content on my personal LinkedIn profile about a transaction I completed for my job?

Q: I worked on a deal, and contract negotiations were tough. We finally got the counterparty to accept a lower price. Can I share the details of the transaction on my personal social media account with my network?

A: No, you may never disclose any confidential information obtained in the performance of your duties, unless authorized by S&P Global.

Can I post a job listing on my personal social media account?

Q: We need to fill an open position on my team, and I have a large network of friends and colleagues on LinkedIn that I think would be interested in the position. Can I post the job listing on LinkedIn?

A: Yes, please reach out to your S&P Global People Movement partner who can provide the links to open roles that can be posted on LinkedIn.

Can I post a screenshot on my Facebook page?

Q: Can I post a screenshot of a team Zoom meeting on my Facebook page?

A: No. Do not disclose other people's personal information via social media. Taking a screenshot of an internal meeting violates Company policy. See the Social Media Policy << link >> for further guidance.

Can I post a TikTok video from the office?

Q: Can I post TikTok videos from the office and/or in front of an S&P Global logo to my personal account without approval?

A: It is inappropriate to post videos with the S&P Global logo or from an office location unless it has been approved for a Company-related initiative. Any content created, filmed or photographed at S&P Global offices, hosted events or Company-sponsored offsites should be professional and respectful in tone. When in doubt, contact the Social Media Team for guidance.

Antitrust and Competitive Intelligence

Antitrust or Competition laws regulate trade and commerce by prohibiting restraints on certain trade activity and promoting fair competition. Failure to comply with these laws can result in significant legal and financial consequences for you and the Company.

The cornerstone of S&P Global's success is competing fairly and honestly. S&P Global does not engage in unethical or illegal business practices to obtain a competitive advantage.

As a member of the S&P Global community, you have a responsibility to uphold our reputation for honesty and integrity in all business transactions. The general guidelines below will provide assistance, but please contact Legal or Compliance if you have any questions or concerns.

General Guidelines

- Always be forthright and truthful about your relationship with S&P Global whenever you are interacting with a customer, client, competitor or any other third party;
- You must not discuss topics with competitors that could affect pricing (including setting prices, controlling sales or splitting territories, customers and vendors) or marketing decisions such as prices, sales terms, business plans, margins, costs, bids, production capacity, inventory levels, trade promotions or discounts;
- Do not agree with other companies to boycott vendors or customers;
- Use only your S&P Global email address when signing up for digital or online products from competitors; and
- Never use a competitor's proprietary information.

Can I use my personal email address to access a competitor's site?

Q: I want to view part of a competitor's website that requires a subscription, but they may not allow access to an S&P Global team member. Is it okay to sign up using my personal email address instead?

A: No. Always use your S&P Global email address, job title and real name when accessing a competitor's website or researching competing products and services. S&P Global respects our competitors' right to protect their confidential or proprietary information. If you are unsure about whether you are allowed to access a particular website or online service, contact Legal or Compliance.

Gifts and Entertainment

Exchanging gifts and offers of entertainment with customers, clients, vendors and other business contacts, may occur in the course of your work, but such practices may give the impression that our business decisions are improperly influenced. To avoid even the

appearance of impropriety, you must ensure that your business decisions are based only upon legitimate business considerations.

You May:
- Give or accept inexpensive tokens or items of nominal value;
- Give or accept occasional and moderate business meals and entertainment with clients, customers or vendors if you attend the event; or
- Attend local sporting events or other activities with clients, customers or vendors infrequently if the cost is not excessive.

You May Not:
- Give or accept gifts or entertainment that could influence decisions;
- Give or accept gifts or entertainment that could appear to create a conflict of interest or exceed a nominal amount; or
- Give or accept cash or cash equivalent, such as a gift card.

For guidance regarding whether to accept or give a gift or entertainment, refer to our Gifts and Entertainment Policy and consult your division's Gifts and Entertainment policy and procedure(s), which may be more restrictive.

Tip: Ask yourself whether giving or accepting a gift or entertainment could create a potential, perceived or actual conflict of interest. You must avoid even the appearance of impropriety.

Accepting Gifts and Entertainment

If you are offered a gift or entertainment in the course of your work with S&P Global, you must consider whether accepting the gift or entertainment gives the appearance that business decisions will be improperly influenced and aligns with the policies and procedures of your division. In addition, items of value (which includes gifts and entertainment) must not be received from a Government Official (defined here << link to Anti-Bribery and Improper Payments section >>), unless previously approved by Legal or Compliance.

Can I accept an electronic gift?

Q: I recently received a virtual gift bag from a client in my email with an electronic gift card code to order a free streaming movie, a complimentary audio book and some other online coupon codes. Can I accept and utilize these codes?

A: No, you cannot utilize them as they represent cash equivalent gifts, which are explicitly prohibited under the Gifts and Entertainment Policy. In addition, they are not of nominal value in totality and accepting such a gift may appear to create a conflict of interest. If you are unsure about accepting a virtual gift, always feel free to contact your divisional Compliance or Legal contacts and be aware of any additional divisional restrictions. Furthermore, always be aware that there are risks associated with clicking on links in emails from external sources.

> **Can I accept an expensive thank you gift for participating on a panel?**
>
> **Q**: I received an expensive silk scarf from a client as a thank you gift for my participation in a panel discussion at an industry conference. The client is rated by our Company. I am in a role that does not involve rating the entity. Can I keep the gift?
>
> **A**: No, you cannot keep the gift because it is not of nominal value and even in a commercial role it could impact the perception of independence that we should maintain with our clients.

Giving Gifts and Entertainment

If you give a gift or offer a form of entertainment in the course of your work with S&P Global, again, you must consider whether giving the gift or entertainment gives the appearance that you are trying to improperly influence a business decision and aligns with the policies and procedures of your division. In addition, items of value (which includes gifts and entertainment) must not be given to Government Officials (defined here << link to Anti-Bribery and Improper Payments section >>), unless previously approved by Legal or Compliance.

> **Can I give expensive theatre tickets to a potential new client?**
>
> **Q**: I am in the process of getting a new client who will generate a lot of revenue. I am working with the SVP, and she has decision making authority. I want to give her expensive tickets to a popular theatrical show. Can I do that?
>
> **A**: No. Never give a gift, regardless of cost, with the intention or the appearance of influencing decision-making or obtaining special treatment.

> **Can I give a box of chocolates to a new business partner?**
>
> **Q**: We recently closed a licensing deal with the vice president of another company. To celebrate, I plan to send her an inexpensive box of chocolates. Can I do that?
>
> **A**: It depends. Check your divisional G&E guidelines. It may be permissible to give an inexpensive token of appreciation, if it is appropriate.

You will find further guidance regarding gifts to and from Government Officials in the Anti-Bribery and Improper Payments section.

Division-Specific Guidelines

Certain divisions may have supplemental gifts and entertainment policies that are more restrictive than the COBE or other S&P Global policies. Always check with your divisional Compliance department before giving or accepting gifts and entertainment.

Global Financial Crimes

Anti-Bribery and Improper Payments

S&P Global does not offer or accept bribes or kickbacks in any form, either directly or through third parties.

As a team member of S&P Global, you may never offer or receive bribes or kickbacks to or from anyone, including commercial parties and Government Officials. **Bribery** is the act of giving, offering, promising to give or receiving anything of value, directly or indirectly, with the intent of securing improper help to obtain or retain business, gain a business advantage or influence a business decision.

A **business advantage** includes any effort to obtain an economic benefit or improved business environment such as a favorable decision, reduction of taxes, issuance of a license, etc. Anything of value may include, among other things, cash, goods, services, business opportunities or relationships, meals, travel and entertainment, gifts, loans, charitable contributions, political contributions, offers of employment or benefits paid or given to third parties (e.g., an internship given to the relative of a Government Official).

Though it is improper to offer or receive bribes or kickbacks from anyone, it is of particular importance to be mindful when it comes to **Government Officials**. Because of the nature of their position and responsibilities, Government Officials pose a higher bribery and corruption risk than persons in the private sector.

Who is a Government Official? A Government Official is any public or elected official, officer or employee or other individual acting on behalf of a national, provincial or local government including, without limitation:

- A government department, agency or instrumentality;
- A state-owned or state-controlled entity, such as real estate development firms, investment funds, hospitals, universities, commercial enterprises or sovereign wealth funds;
- An entity that is financed through public appropriations, is widely perceived to be performing government functions or has its key officers and directors appointed by a government; or
- A public international organization (such as the United Nations or World Bank) or similar organization with government members.

Please refer to the [Anti-Bribery and Corruption, Economic Sanctions and Anti-Money Laundering and Other Financial Crimes Policy](#) for further guidance and a complete definition of Government Official.

You Must:

- Always consult with and obtain approval from Compliance before providing anything that may have value to a Government Official; and
- Always record the business purpose and circumstances when anything of value is given to a Government Official.

You May Not:

- Give anything of value to a Government Official to influence approval or gain an improper advantage;
- Give gifts to Government Officials as a "thank you" for doing their job;
- Make payments to Government Officials outside of authorized legal and regulatory channels; or
- Give anything of value to Government Officials through "third parties" (e.g., agents, intermediaries, distributors, consultants, vendors or business partners).

If you have any questions, do not hesitate to contact Legal or Compliance.

Can we pay for travel expenses of a Government Official?

Q: My division is sponsoring a conference in London that will be attended by several Government Officials. One of the Government Officials has asked us to pay for his travel, hotel and meals, and to waive the fee to the event. What should I do?

A: Approval is required for providing anything of value to a Government Official including meals. Pre-approval may be sought by using the Global Employee Compliance Services (GECS) portal. However, travel, meals and reimbursement for other expenses would be considered a gift to a Government Official and could be perceived as trying to influence or obtain an improper advantage, or a bribe. S&P Global prohibits offering bribes or kickbacks in any form.

International Sanctions

Economic sanctions are restrictions on economic activity with certain countries, entities or individuals. They are issued by individual countries and inter-governmental bodies, including the United States, United Kingdom and European Union.

S&P Global is committed to complying with all applicable economic sanctions requirements in the jurisdictions in which we operate, and the Company maintains a risk-based compliance program designed to meet these obligations.

The program incorporates the following essential components: management commitment; risk assessment; internal controls; testing and auditing; and training.

Under our risk-based compliance program, all S&P Global team members must comply with applicable economic sanctions requirements.

Please refer to the [Anti-Bribery and Corruption, Economic Sanctions and Anti-Money Laundering and Other Financial Crimes Policy](#) for further information.

Ethical Practices at Our Company

Confidential Information

Confidential information is any information that is kept private and not made available to the public. Our Company's confidential information includes personal information about our people, our clients, our customers and our vendors, any information about us or another company that isn't readily available from a public source, and information that is shared between parties in confidence. A team member may not disclose any confidential information obtained in the performance of their duties, unless the activity is protected as described under [Protected Activities](#) << link to Protected Activities section >> or is conveyed to colleagues who have a "need to know" basis to perform their job duties and responsibilities. This obligation of confidentiality continues even after your employment with the Company terminates.

Examples of confidential information include but are not limited to:
- Information covered by non-disclosure agreements or confidentiality agreements;
- Regulatory examinations or communications;
- Strategic plans including mergers and acquisitions;
- Product development ideas;
- Trade secrets;
- Research data;
- Customer lists;
- Vendor relationships;
- Non-public information about ratings, changes to index methodologies and index constituents; and
- Non-public product pricing information.

A team member must not:
- Disclose any confidential information about S&P Global or its activities;
- Disclose any confidential information about S&P Global customers, clients or third parties obtained while performing their duties; or
- Copy or disseminate internal communications, whether or not marked confidential, to third parties, unless authorized by the Company.
- Send any confidential or proprietary information to a personal email account or transmit business information via non-approved S&P Global Communication Systems.

> **Can I send an attachment to my personal email account?**
>
> **Q:** I am working remotely. Can I send the presentation I am working on to my personal email so that I can print it from home?
>
> **A:** No. S&P Global's Digital Communication Systems may not be used to send privileged, confidential or proprietary work-related email messages or attachments to personal email accounts.

Insider Trading

During the course of performing your job you may learn Material Non-Public Information about S&P Global or other companies that is not known to the public. You must never use Material Non-Public Information to trade in securities or share this information with others to trade in securities either for their or your benefit. This violates the law and the COBE; it is unethical, illegal, and is known as insider trading. Material Non-Public Information is the kind of information that is not known to the public and a reasonable investor would consider important in deciding whether to buy, sell or hold a security. Material Non-Public Information is reasonably likely to affect the market price of a security when it is publicly disclosed. For example, information about financial performance, strategic plans, business initiatives, mergers or acquisitions, litigation or management changes is likely material, and if not known to the public, it would constitute Material Non-Public information.

If you have questions about buying or selling securities, contact Legal or the Securities Disclosure Team.

Information Security

Accurate and reliable information is the foundation of our business. Without proper safeguards in place, our systems are vulnerable to loss, destruction, error and abuse that can undermine the objectives and goals of S&P Global. Incorporating security best practices into everyday actions is mutually beneficial and critical to protecting individual and Company data. Remember that information security is every team member's responsibility.

It is S&P Global's policy to ensure that security risks are identified, assessed and managed. Necessary and required measures will be taken to protect the tangible and intangible assets of S&P Global and associated customers, clients, vendors, business partners and team members from loss, damage or impairment.

Remember, whether working remotely or from the office:

Do's
- As a general rule, you should use S&P Global's systems and property only for S&P Global's business;

- Always lock your computer when leaving your desk or you are away from your computer;
- Store confidential information in a secure area. It must not be left out on desks or in areas with unrestricted access;
- Apply software updates in a timely manner when prompted;
- Be aware of your surroundings especially when conducting sensitive business conversations or working on privileged, confidential or proprietary information;
- Do use Company-approved platforms such as OneDrive and SharePoint; and
- Only use Company-approved devices when accessing the Company network or conducting work.

Don'ts
- Never send privileged, confidential or proprietary information to your personal email (this includes work related email messages or attachments);
- Never share passwords with anyone (including IT or your People Leader);
- Never reuse passwords from S&P Global for external systems and websites;
- Never access systems that are not related to your responsibilities;
- Never view inappropriate content or open or click on suspicious emails that exhibit "Phishing" attributes, such as unfamiliar email sources, embedded links to unknown internet sites, requests for payments, requests for passwords and/or other confidential information;
- Never store Company data on non-approved cloud storage platforms (e.g., Dropbox, iCloud, Google Drive and public GitHub); and
- Do not use public Wi-Fi to conduct work without a secure Virtual Private Network (VPN)

Refer to our [Virtual Work Policy](#) for further guidance on working remotely.

Communication Systems

Before sending any communication, consider and determine whether a written communication is the most effective and appropriate means. Oral communication, either in person or by phone, can be much more efficient and effective in certain circumstances.

Unless a specific exemption has been received, all S&P Global business-related communications must be conducted through a Company-supported or approved digital communication system. Company-supported or approved digital communication systems include Microsoft Outlook and Microsoft Teams. Team members may not use personal email or other third-party applications that have not been approved by the Company, such as SMS or MMS texting on a mobile device, instant messaging applications (e.g., WhatsApp, WeChat, Facebook Messenger, Instagram Messenger, Slack, Signal, Discord, Telegram), online commercial file-sharing services (e.g., Google Drive, Dropbox) or other non-Company-approved digital communication systems for business-related communications. For these purposes, a business-related communication is broadly defined and means any communication that is

related to the business of S&P Global. It includes both internal and external communications. It does not include purely logistical communications (e.g., "on my way" or "call me").

Protecting Intellectual Property Rights

It is essential that we protect our Company resources, our intellectual property and other assets. As an information services provider, intellectual property is one of our core assets. We seek to protect those assets through, among other measures, appropriate contracts and terms of use.

Unauthorized or improper use of S&P Global assets can significantly diminish their value. In addition, any work created by a team member within the scope of their duties belongs to the Company, unless otherwise agreed to by the Company. All ideas, inventions and designs conceived or made while employed and which also result from any work for the Company, relate to the Company's then-existing business or to the Company's anticipated research or development, or were made with the Company's resources or trade secrets shall be timely disclosed to the Company. All title and intellectual property rights to such ideas, inventions and designs are considered assigned to and owned by S&P Global, and team members have an obligation to help S&P Global protect its ownership of such rights. For further guidance, visit the Intellectual Property & Innovation page in Sphere << link to https://sphere.spglobal.com/sites/corporate-policies >>.

We all have a responsibility to protect S&P Global resources, including our intellectual property. Examples of our resources include:

- Trademarks and logos;
- Copyrights;
- Patents;
- Other information and data for which S&P Global claims a proprietary interest;
- Equipment, computers, laptops;
- Business relationships;
- Reputation;
- Business plans;
- Product plans; and
- Trade secrets (e.g., algorithms used in our models).

> **Can I take my work with me after I leave the Company?**
>
> **Q**: If I leave S&P Global to work for another company, can I take my research reports and use them at my new company?
>
> **A**: No, any work that you do for S&P Global is the intellectual property of S&P Global, and you may not take (including emailing to yourself) or use that information at another company.

> **Can I use an image from the internet?**
>
> **Q**: Can I use an image from the internet in a marketing brochure? The website said the content was free.
>
> **A**: No. Most websites have terms and conditions on the use of their content. One-off use or distribution to a small group of individuals for the sole purpose of sharing the information is generally permitted. However, mass distribution of third-party content, with the intent to profit from the use of the content, may be considered commercial use and requires written permission or a license agreement. When in doubt, seek guidance and permission from Legal.

S&P Global Team Members Must Comply with Third Parties' Intellectual Property Rights

We have an obligation to respect the intellectual property rights of third parties, including our licensors, competitors and business partners. Our people have an obligation to comply with copyright, trademark, patent and trade secret laws as they pertain to third-party intellectual property. In addition, team members have an obligation to comply with the terms and conditions of licenses and other agreements that govern the use of that intellectual property. Inappropriate use of third parties' intellectual property may expose you and S&P Global to penalties.

Your responsibility to protect the intellectual property rights of S&P Global and of third parties extends to your family and friends, including those who work at licensors, competitors and business partners of S&P Global.

Plagiarism

Plagiarism is the act of passing off someone else's words, ideas, images or other content as one's own without crediting the source. In other words, it is considered stealing. Team members must be aware of the way to properly cite sources used in any publications. S&P Global's team members are responsible for acting with honesty and integrity at all times, including in the production of all work products. The inappropriate use of other people's ideas or words could violate laws and create legal action against you and S&P Global.

> **Can I cite a statistic in my presentation?**
>
> **Q**: I am creating a presentation, and I want to put in a statistic from an external source. Do I need to cite the source?
>
> **A**: If you are using information you did not create, you must cite the original source correctly. You may not plagiarize material from anyone. In certain instances, permission may be required. (For additional information, please see the S&P Global Style Guide or visit the Intellectual Property and Innovation Sphere Page << link >>.)

Privacy and Data Protection

Protecting the privacy of personal information is critical to S&P Global's success. S&P Global has a Company-wide privacy compliance program designed to protect the privacy of personal information under our control that is built on these core principles:

- S&P Global processes personal information fairly and lawfully;
- S&P Global collects personal information only for specified, explicit and legitimate purposes;
- S&P Global processes personal information only to an extent that is adequate, relevant and not excessive;
- S&P Global retains personal information only for as long as is necessary for the purpose for which it was collected; and
- S&P Global deploys technical and organizational safeguards to protect personal information.

Personal information is defined as any information relating to an identified or identifiable natural person; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier (e.g., team member's ID number, email address, home address, date of birth, etc.).

S&P Global has comprehensive policies, procedures and systems for protecting privacy that every team member, contractor and vendor is responsible for understanding and enforcing.

We communicate our commitment to privacy and data protection to our customers, prospects, vendors and other stakeholders through our Corporate Privacy Policy. Vendor Risk Management also assesses and monitors vendors to ensure that they process personal information in compliance with S&P Global's requirements, contractual obligations and applicable privacy laws. We want our customers, prospects and other stakeholders to trust us with personal information and know that our commitment to privacy guides how we operate.

To demonstrate our commitment to the protection of privacy, S&P Global's Employee Privacy Policy, which is tailored to workplace location, guides how we collect, process, transfer and store your data, and describes our general practices regarding your privacy as an S&P Global team member. For more information, please see the Employee Privacy Policy (Applicable to U.S., India and Pakistan) and Employee Privacy Policy (Excluding U.S., India and Pakistan).

Information Governance

S&P Global is committed to creating Company records that accurately and fairly represent our activities and transactions. Company records must be prepared accurately and reliably, and be properly maintained and stored in accordance with our Information Governance Policy, our Records Retention Schedule, Information Classification Policy and Information Governance Standards. Each of our businesses have in place processes and technology that can execute retention and destruction as stipulated by policy and standards for information and records.

It is the responsibility of every S&P Global team member and contractor to help the Company manage its information. The Information Governance Policy and related Standards define and guide information retention, disposition, availability, integrity, privacy and security.

> **Can I create a presentation using an external AI source such as a ChatGPT tool?**
>
> **Q**: I am creating a presentation, and I would like to use a web-based AI tool to help me. Can I do that?
>
> **A**: You must only use AI tools as defined by our Acceptable Use Policy. Prior approval from the applicable Business Information Security Officer (BISO) or equivalent may be required. Team members will also need to consult applicable divisional policies as needed.

Protection of information extends to our use of existing Company information systems and new technologies and tools. This includes natural language processing tools driven by generative artificial intelligence technology (AI) (e.g., OpenAI, ChatGPT, Microsoft Bing, Microsoft Copilot, Google Bard) and code generation tools (e.g., OpenAI and Github's Copilot, SourceAI and Tabnine). For further information, please refer to our Acceptable Use Policy.

Obligations of a Publicly Traded Company

As a publicly traded company, S&P Global must periodically submit reports to regulators about the Company's activities. These reports also include certifications related to financial reporting and internal controls and disclose whether we detected fraud or cybersecurity incidents in our internal operations during the reporting period. Every time S&P Global submits a report to a regulator, we as a firm are making a public statement about our integrity, honesty and transparency.

All people who are asked to complete a certification letter must do so carefully and honestly. If you have any questions about completing the certification, please contact Legal or Compliance.

Preventing Fraud

As part of our commitment to fostering a culture with the highest ethical standards, we have developed an Anti-Fraud Policy. All team members have a responsibility in helping recognize, prevent and report fraud.

Generally speaking, fraud is an act of deception intended to result in a financial or personal gain.

Examples of fraud include, but are not limited to:

- Submitting false or misleading expense reports;

- Unauthorized use of Company assets;
- Reporting revenue that has not been earned or does not exist;
- Submitting false or misleading financial statements;
- Misappropriation of physical assets such as a Company-issued laptop or intellectual property;
- Using Company funds to buy equipment or supplies for personal use or gain; or
- Plagiarism.

Additionally, the financial and other books and records of the Company must not be falsified.

Should I report fraudulent activity?

Q: After a recent business trip, a senior People Leader in my department asked me to submit their expense report. I noticed that they altered a receipt on the report so that dinner with a family member looked like dinner with clients. What should I do?

A: If you think that a colleague or People Leader is engaging in unethical behavior or committing fraud by submitting false or misleading information in an expense report, you must notify Compliance, Legal or report the activity via the EthicsPoint Helpline.

Making Ethics Essential at S&P Global

As individuals we are each responsible for acting with integrity at all times, obeying all laws and regulations and fostering an environment of respect. As mentioned previously, this means meeting not just the letter, but also the spirit of the COBE and of S&P Global's policies.

We all must:

- Read, understand and follow all Company policies, including the COBE;
- Complete required training and affirm adherence to the COBE;
- Raise concerns, in good faith, about behavior which may violate laws or our policies; and
- Cooperate fully with any investigations.

Resources for Raising Concerns, Seeking Advice or Reporting Violations

To raise a concern, seek advice or report a violation you can:

1. Contact your People Leader (manager).

2. Contact the appropriate People Team representative (People Partner, People Relations or People Advisor).

3. Utilize the EthicsPoint Helpline online or by phone to record your report or speak with someone who can assist with your report (anonymously if you choose).

4. Contact a member of Legal or Compliance for guidance on any situation involving the COBE or any other laws, policies, standards or procedures.

Link to Corporate Policies

To read all of our corporate policies, visit the Corporate Policies site.

Contact SPGlobalPolicies@spglobal.com for policy-related inquiries.

COBE 2024 Additional Languages

Click here to view the COBE in additional languages.

Revised February 2024

S&P Global

Worked Title	**Securities Disclosure and Trading Policy**
Effective Date	**October 4, 2017**
Update Date	**July 6, 2023**

1.0 Policy Objective

S&P Global has a worldwide reputation for integrity and objectivity. With that reputation, there is a responsibility to deliver products and services in accordance with professional standards that are not influenced inappropriately by Conflicts of Interest. Allowing Material Non-Public Information to influence investments or investments to influence an Employee's role could be damaging to the reputation of S&P Global and our Employees, by calling into question the integrity of our products and services.

During the course of performing your job you may learn Material Non-Public Information about S&P Global or other companies that is not known to the public. You must never use Material Non-Public Information to trade in securities or share this information with others to trade in securities either for their or your benefit. This violates the law and the COBE; it is unethical, illegal, and is known as insider trading. Material Non-Public Information is the kind of information a reasonable investor would consider important in deciding whether to buy, sell or hold a security. For example, information about financial performance; strategic plans; business initiatives; mergers or acquisitions; litigation; or management changes is likely material, and if not known to the public, it would constitute material non-public information.

- This Policy may restrict the Holding and Trading of Securities, as defined by the policy, to prevent Employees from making investments that are or have the potential to be Conflicts of Interest, whether real or perceived, by virtue of the Employee's role and responsibilities, and to eliminate even the appearance of impropriety in connection with an Employee's Trading in Securities of customers or business prospects.

- This Policy further mitigates risk by monitoring Investment Account activity.

This Policy is designed to promote compliance with applicable securities laws in all the jurisdictions in which S&P Global operates regardless of the fact that you may not be obliged by the laws of certain jurisdictions to provide information and take other steps as required by this Policy. In addition to the requirements of this Policy, separate Divisional Addenda apply to Covered Employees in each Division.

2.0 Who is Covered by This Policy?

This Policy applies to Employees who influence S&P Global products and services and/or who have access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities ("Covered Employees"). It also applies to the Immediate Family Members of Covered Employees. Each Division's management will define the conditions under which Workers Engaged Through Vendors and interns may be subject to securities disclosure obligations. Covered Employees, Workers Engaged Through Vendors, and interns who are covered by the Policy will be notified by Securities Disclosure Compliance.

3.0 If You Violate This Policy

S&P Global is strongly committed to compliance with the laws and regulations in the jurisdictions in which it operates and to the internal policies that relate to them. In addition, Employees are expected to maintain the highest standards of ethical conduct. Breaches of these expectations can have serious consequences for S&P Global and its Employees. Failure by a Covered Employee to comply with this Policy, or any applicable law or regulation, may result in disciplinary action, up to and including termination of employment and/or could result in civil or criminal penalties imposed by a government agency or a court of law.

4.0 Policy Requirements

4.1 Initial Certifications

Each Covered Employee, within ten (10) calendar days of notification from Securities Disclosure Compliance, must complete the initial Certifications in the Global Employee Compliance Services system, GECS, certifying that he or she has received, read, and understands this Policy and any applicable Divisional Addenda; recognizes that he or she must comply with this Policy and any applicable Divisional Addenda; will comply with all the requirements of this Policy and any applicable Divisional Addenda; and any other required Certifications.

4.2 Reporting of All Investment Accounts

Each Covered Employee, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance must Report in GECS all reportable Investment Accounts that the Covered Employee or an Immediate Family Member controls or has a Beneficial Interest in.
The Policy requires the initial and ongoing Reporting of all reportable Investment Accounts.

Exempt from this requirement are some Employer Sponsored Accounts and other equivalent Tax-Free Savings Accounts. Please note that Holding and Trading restrictions must be adhered to in all Employer Sponsored Accounts and other equivalent Tax-Free Savings Accounts. Third-Party Discretionary Accounts and Blind Trust Accounts are permissible and are reportable.

This Policy requires all Reporting to be done in GECS, the system of record.

4.3 Reporting of All Holdings
Covered Employees, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance, must Report in GECS all Holdings for themselves and their Immediate Family Members.

The Policy requires the initial and ongoing Reporting of all Holdings in all reportable Investment Accounts. Holdings that are not identified by a ticker, a CUSIP or an ISIN are considered Private Investments and are Reportable using a Private Investment Disclosure Form. This form can be found on the GECS dashboard in Available Forms.

Covered Employees are required to notify Securities Disclosure Compliance within ten (10) calendar days of any change in Holdings that is not a consequence of a Transaction (e.g., receipt of Securities as a gift or inheritance, through marriage, or as part of compensation such as stock options or restricted stock).

This Policy requires all Reporting of Holdings to be done in GECS, the system of record.

4.4 Electronic Brokers Employees
S&P Global has identified certain broker-dealers ("Electronic Brokers") that feed Investment Account activity directly to GECS. A current list of Electronic Brokers or Xceptor Brokers is available here.

U.S. based Covered Employees and their Immediate Family Members are required to use these Electronic Brokers. Within thirty (30) calendar days of receiving notification from Securities Disclosure Compliance, Covered Employees and their Immediate Family Members must transfer their Investment Accounts to an Electronic Broker and designate the Investment Account as an S&P Global Investment Account.

Non-U.S. Covered Employees who hold an account with an Electronic Broker, regardless of the Employee's location, will have such account designated as an S&P Global Investment Account and added to the Electronic feed. Non-U.S. based Covered Employees are encouraged where available to use an Electronic Broker or an Xceptor Broker.

Some types of Investment Accounts may be exempt from the requirement to use an Electronic Broker, including the S&P Global Employee Stock Ownership Program; non-brokerage mutual fund accounts at mutual fund companies, holding only Mutual Funds; DRIPs; and Blind Trusts.

S&P Global reserves the right to monitor Covered Employee and Covered Employee-related Accounts for up to thirty (30) calendar days after termination of employment.

4.5 Non-Electronic Brokers Investment Account Statement

The Securities Disclosure Policy requires employees not utilizing an Electronic Broker to periodically upload investment account statements onto GECS.

Employees will be notified through email to the requirement to upload an investment account statement using one of the methods below:

Link for how to Upload to GECS Platform for non-electronic broker
Link for how to Send Statement for Xceptor broker

For specific Information regarding the Broker Statements that are missing, please review your Daily Summary Box on your dashboard in GECS.

4.6 Trade Confirmation (Non-U.S. Employees or holders of non-electronic accounts not covered under 4.4)

If a Covered Employee is not using an Electronic Broker, or an Xceptor Broker the Covered Employee must manually enter broker confirmations for all reportable Transactions within ten (10) calendar days following the execution of a Transaction.

5.0 Ongoing Requirements

Within thirty (30) calendar days of the end of the second and fourth calendar quarters, Covered Employees must complete the bi-annual Certifications in GECS with respect to all Investment Accounts and Holdings as of the end of those periods, and all Transactions during those periods, for themselves and their Immediate Family Members.

Covered Employees must also acknowledge that they have received, read, and understand the Securities Disclosure Policy and any applicable Divisional Addenda; recognize that they must comply with this Policy and any applicable Divisional Addenda; and have complied with all the requirements of this Policy and any applicable Addenda at all times throughout those periods.

5.1 Pre-Clearance or Pre-Approval

The Policy requires that prior to Covered Employees or Immediate Family Members placing a Trade in an Equity, Fixed income Security, or Private Investment, Covered Employees must Pre-Clear the Trade through GECS. Pre-Clearance is designed to prevent trading in Securities that could give even the appearance of impropriety when the Covered Employee may influence S&P Global products and services and/or be deemed to have access to Material Non-Public Information related to such Securities.

Before Pre-Clearance for a Trade is granted, the request will be reviewed by the Trade Approver, generally the first level manager of the Covered Employee and then Securities Disclosure Compliance. Pre-Clearance for a Transaction is valid from receipt of approval for the remainder of that same trading day plus three additional trading days. Approved trades not executed within this timeframe require a new Pre-Clearance request and approval.

Prior to a Covered Employee or Immediate Family Member executing a Trade in a transaction where a ticker, ISIN or CUSIP number is not available, the Covered Employee must obtain Pre-Approval using a Private Investment Disclosure Form.

It is a violation of the policy to execute a trade without a valid pre-clearance approval when an approval is required.

Please check this list for a non-exhaustive list of Reportable Holdings and Investment Account types, including certain specific examples of Holdings where pre-clearance of Trades is not required. When in doubt please contactSecuritiesDisComp@spglobal.com.

5.2 Restrictions Applicable to S&P Global Securities
Pre-Clearance is required for any employee transacting in an S&P Global stock plan account, including the sale of performance stock units, restricted stock units or the exercise and/or sale of options.

No Speculative Trading in Company Securities; No Hedging of S&P Global Securities. Speculative trading in S&P Global Securities is prohibited, including short sales and derivative transactions such as puts, calls, swaps, and collar arrangements. The prohibition on short sales means that a Covered Employee may not sell S&P Global Securities if the Covered Employee (i) he or she does not then own the securities; or (ii) he or she fails without good reason to deliver the certificates for the Securities within 20 days after the sale or to mail them for clearing within five days after the sale.

The prohibition on speculative Trading also means that hedging transactions involving S&P Global Securities are prohibited. "Hedging" refers to any strategy to offset or reduce the risk of price fluctuations in S&P Global Securities or to protect, in whole or in part, against declines in the value of S&P Global Securities.

No Margin Accounts for S&P Global Securities. Because securities held in a margin account may be sold at a time when a Covered Employee is in possession of Material Non-Public Information about the Company, no S&P Global Securities may be held in a margin account, program trading account or any other account that could cause S&P Global Securities to be subject to a margin call, or otherwise be available as collateral for a margin loan.

No Pledging of S&P Global Securities. No S&P Global Securities may be pledged or otherwise used as security for a loan.

No Blind Trusts for S&P Global Securities. Because trading in S&P Global Securities held by a Blind Trust could take place without Pre-Clearance and/or during a Closed Window, Covered Employees may not hold S&P Global Securities in a Blind Trust. This prohibition does not apply to Securities of other companies that may be eligible to be held in a blind trust for purposes of compliance with a Divisional Addendum to this Policy.

6.0 Securities Disclosure Profile – Guidance on Trading Restrictions
Covered Employees are assigned a Securities Disclosure Profile based on the following criteria:

(1) Their influence on S&P Global products and services, in fact or appearance, by virtue of their role and responsibilities, and/or

(2) Their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities.

The Securities Disclosure Profile Level classifies Covered Employees by their influence on S&P Global products and services and/or their degree of access to Material Non-Public Information to determine applicable Restrictions. Covered Employees may review their specific Level and Security Restrictions by logging into GECS. Covered Employees will find their Security Restrictions within the Active Group Assignment(s) Box, located on their individual dashboard.

Level	Guidance on Security Restrictions
Level 1	Employees in a senior leadership position who influence the products and services of S&P Global, and/or who have access or potential access to Material Non-Public Information.
Restrictions (L1)	May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales) in any Restricted Securities.
Level 2	Employees who influence the products and services of S&P Global and/or who have access or potential access to Material Non-Public Information.
Restrictions (L2)	May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales) in any Restricted Securities.
Level 3	Employees who do not influence the products and services of S&P Global but have access or potential access to Material Non-Public Information.
Restrictions (L3)	May hold any Securities and sell with Pre-Clearance, may not acquire any Restricted Securities.
Level 4	Employees who do not influence the products and services of S&P Global and do not have access to Material Non-Public Information.
Restrictions (L4)	No specific Security Restrictions

7.0 Restrictions

Security Restrictions are defined by each Division to avoid potential Conflicts of Interest related to the characteristics of each Division's products and services. If a Covered Employee, as a result of Security Restrictions, holds a Restricted Security, the Covered Employee will receive a notice to divest the Restricted Security. Level 1 and Level 2 employees may not possess a Beneficial Interest in any Restricted Security including in Third-Party Discretionary Account.

7.1 Restricted Security Lists

Division specific Restricted Security Lists include companies, issuers, or other entities whose businesses lie principally in Sectors in which we rate, assess prices, or do business. Restricted Security Lists may change frequently.

Management reserves the right to implement additional Restrictions on all or specific Employees, beyond what are mentioned in this Policy, as required by Division needs.

7.2 Divestment

If a Covered Employee or an Immediate Family Member holds any Securities that they are Restricted from holding, the Covered Employee or an Immediate Family Member must take action to divest those Securities within fifteen (15) calendar days of being notified by Securities Disclosure Compliance. Please note that before divesting a Security, the Covered Employee **must submit a Pre-Clearance request** and receive approval for the Trade.

If there are any changes to the Restricted Security Lists that affect a Covered Employee's Holdings or those of an Immediate Family Member, the Covered Employee will be notified and must take action to divest the Restricted Security within fifteen (15) calendar days of notification.

If a Covered Employee or an Immediate Family Member receives a Restricted Security as a gift, an inheritance, or through any other involuntary action, the Covered Employee must inform Securities Disclosure Compliance and take action to divest the Restricted Security within fifteen (15) calendar days of receipt.

Please note that before completing any of the actions above, the Covered Employee **must submit a Pre-Clearance request** and receive approval. Pre-Clearance is designed to prevent trading in Securities that could give even the appearance of impropriety when the Covered Employee may influence S&P Global products and services and/or be deemed to have access to Material Non-Public Information related to such Securities.

7.3 Knowledge of Conflicts of Interest

Covered Employees are expected to act consistently with the policies and regulations to which they are subject. As such, even if a Security is not Restricted from the Covered Employee, the Covered Employee and his/her Immediate Family Members must not Trade or Hold that Security if:

(a) he/she knows or has reason to believe that the Security should be a Restricted Security; or

(b) he/she knows or has reason to believe that there is an actual Conflict of Interest with Trading or Holding the Security.

7.4 Blackout Periods
Management reserves the right to prohibit Trading in a particular Security for a designated period of time for all or a subset of Covered Employees and their Immediate Family Members; this includes Securities not on the Restricted Security Lists.

7.5 1% or More of Public Companies
All Covered Employees and their Immediate Family Members are prohibited from holding Securities that constitute 1% or more of the outstanding shares of any public company without specific written approval from Securities Disclosure Compliance.

7.6 Short-Term Trading Limitation: Minimum 30-Day Holding Rule
Having made an investment in a Security or a derivative of a publicly traded company or fund, a Covered Employee or his or her Immediate Family Member may not take a profit from the investment within thirty (30) calendar days of the original Trade. Covered Employees may sell a Security at any time if the sale price is lower than the original purchase price (i.e., at a loss on the original investment, either through a direct trade, stop loss, or Good to Cancel order). Covered Employees may not buy back into the position within (30) calendar days of the sale if the position sold was not held for at least (30) calendar days.

It is a violation of the policy to execute a Trade and take a profit within thirty (30) calendar days of the original Trade.

In the event of violation of the Minimum Holding Period, Compliance may request that all profits realized as part of the trade be transferred over to a charity.

For purposes of this rule, sales shall be computed on a Last In, First Out ("LIFO") basis. Exceptions to this rule are shares acquired under employee compensation plans and employee stock ownership plans as well as trades in Third-Party Discretionary Accounts.

8.0 Our Commitment to Your Privacy
As part of this Policy, Covered Employees are required to Report certain private information about investments and those of Immediate Family Members. The information will be collected and used only to monitor compliance with this Policy. Compliance staff who have authorized access to the information will undertake efforts to hold this information in confidence, but it may be made available to the U.S. Securities and Exchange Commission ("SEC") or other national regulators, to approved third parties as appropriate to validate compliance with the Policy, to

third parties in connection with an investigation of a breach of this Policy, or to third parties, to resolve disputes in which such information may be relevant.

The information collected in connection with this Policy is maintained within the system of record, Global Employees Compliance Services (GECS). Covered Employees based outside the U.S. should note that the U.S. does not have data privacy laws as stringent as those in, for example, the European Union, but S&P Global has taken the necessary measures to ensure that the information transferred to the U.S. is adequately protected, including by entering into the necessary data transfer agreements, further information is available in the Privacy Center. The information is stored consistent with the Records Management Policy .

Non-U.S. Covered Employees and their Immediate Family Members may have rights, under local data protection law, to be provided with information about use by S&P Global of information about them, including copies of the information, to require any inaccurate information about them to be corrected or deleted and, in some circumstances, to object to the processing of their information. Covered Employees and Immediate Family Members wishing to exercise these rights should contact Securities Disclosure Compliance.

In certain non-U.S. jurisdictions, Covered Employees may be required to confirm that they agree to the collection and use of personal information as described in this Policy and/or that Covered Employees will obtain the equivalent agreement of Immediate Family Members before providing their information to S&P Global. This should not be taken as indication that Covered Employee or Immediate Family Member agreement is necessary as a matter of law in any particular jurisdiction.

9.0 Exceptions
Securities Disclosure Compliance in coordination with the Divisions, may, in limited circumstances, grant an exception to this Policy's requirements in writing on a case-by-case basis and as permitted under applicable laws, rules and regulations. If you believe you qualify for an exception, please contact Securities Disclosure Compliance in writing for instruction on how to proceed.

10.0 Contact Names for Further Information
Employees that have inquiries or that may require further information regarding this policy may contact their respective Divisional compliance colleague or Shirley O'Reilly, Head of Global Employee Compliance Services or SecuritiesDisComp@spglobal.com.

10.1 Related Reference Documents

Additional guidance is available in the following related documents:

Code of Business Ethics
Information Governance Policy
Outside Activities Professional Conduct Policy
Gifts and Entertainment Policy
Securities Disclosure Corporate Addendum
Securities Disclosure MI Addendum
Securities Disclosure SPDJI Addendum
Securities Disclosure ExCo Addendum
Securities Disclosure Commodity Insights Addendum
Securities Disclosure Ratings Addendum
Securities Disclosure Windows Addendum
Privacy Center
Compliance Page

Appendix A: Definitions

For the purposes of this Policy, the term and all variations of the term below shall have the following meanings, unless such terms are defined in Divisional Addenda

Term	Definition
"Active Group Assignment Box"	shall mean the box located on the dashboard of GECS containing the Restricted Security List(s) for an Employee.
"Addendum"	shall mean a Division specific addition to this Policy, containing requirements and Restrictions related to a specific Division of S&P Global.
"Beneficial Interest"	shall mean direct or indirect ownership interest in, or the opportunity, directly or indirectly, to profit or share in any profit derived from a Security or a transaction in a Security. It is also the ability to control the purchase, sale, legal transfer, or voting rights of a Security. An Employee is deemed to have a Beneficial Interest in Securities Held by any Immediate Family member. Similarly, an Employee is deemed to have a Beneficial Interest in the Securities portfolio Held by a corporation or partnership controlled by that Employee or a trust or estate for which the Employee or his or her Immediate Family member serves as trustee or executor.
"Blind Trust"	shall mean a trust in which the trustees have full discretion over the Securities, and the trust beneficiaries have no knowledge of the holdings of the trust or the ability to direct or influence changes to those holdings. Blind Trusts are required to be Reported in GECS, and the documentation establishing the trust must be presented for approval. Once a Blind Trust is considered effective, it is exempt from ongoing Reporting and Trading requirements.
"Certification"	shall mean an electronic document attesting the truth of a fact or statement. For purposes of this Policy, Employees shall complete Certifications for Investment Accounts, Holdings, Transactions, The Policy and any applicable Divisional Addenda.
"Conflict of Interest"	shall mean a situation in which an Employee's private interests' conflict with his or her professional interests. Employees of S&P Global have professional responsibilities that may conflict or appear to conflict with personal investment goals. Such a Conflict of Interest may make it difficult for Employees to do their job impartially.

Term	Definition
"Covered Employee"	shall mean an Employee who is covered by this Policy based on their ability to influence S&P Global products and services and/or their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities.
"Division"	shall mean a business of S&P Global that operates under a different name, providing the independent benchmarks, credit ratings, portfolio and enterprise risk solutions and analytics that make up S&P Global, including S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices S&P Commodity Insights, and S&P Global Mobility
"DRIP"	shall mean dividend reinvestment plan, by which the dividends that an investor receives from a company go toward the purchase of more stock, making the investment in the company grow little by little.
"Electronic Broker"	shall mean a broker-dealer who participates in automated electronic Reporting of Securities Trading to S&P Global. A current list of Electronic Brokers is available on Sphere or on the GECS dashboard in Documents
"Employee"	shall mean individuals whom the Company classifies as employees and pays through payroll with withholdings, irrespective of whether they are full-time, part-time, regular, temporary or project based.
"Equity"	shall mean a stock or any other Security representing an ownership interest. This may be in a private company (not publicly traded), in which case it is called private equity
"Fixed Income Security"	shall mean any type of investment under which the borrower/issuer is obliged to make payments of a fixed amount on a fixed schedule.
"Global Employee Compliance Services" (GECS)	also called "GECS" shall mean the system of record used for but not limited to Reporting and certifying to Investment Accounts and Holdings, Preclearing and Reporting Securities activities. Employees may access Global Employee Compliance Services through Sphere, My Apps.
"Holding"	shall mean owning a Beneficial Interest in a Security or having a short position in a Security.

Term	Definition
"Immediate Family Member"	shall mean an Employee's (a) spouse, domestic partner, equivalent, (b) an Employees dependent child or stepchild, regardless of residence, and (c) other relatives of an Employee, including step, and adoptive relationships, that both are dependent and reside in the same residence.
"Initial Public Offering"	shall mean a first and one-time only sale of publicly tradable stock shares in a company that has been previously been owned privately.
"Insider Trading"	Insider Trading is the buying or selling of a publicly traded company's Securities by someone who has Material Non-Public Information. Insider trading is illegal and comes with severe penalties including potential fines and jail time.
"Investment Account"	shall mean an Investment Account in which an Employee or an Employee's Immediate Family Member Holds Securities, has a Beneficial Interest, or has discretion or control over the account. Types of Accounts include direct control accounts, managed accounts, Third-Party Discretionary Accounts, and Blind Trusts, including brokerage accounts that benefit from tax advantages in their respective country.
"Level"	shall mean the component of an Employee's Securities Disclosure Profile that determines the Restrictions on the Securities that an Employee and his or her Immediate Family Members are subject to. An Employee's Level is determined by his or her influence of the products and services of S&P Global, in fact or appearance, by virtue of their role and responsibilities, and/or access or potential access to Material Non-Public Information in fact or appearance, by virtue of their role and responsibilities.
"Material Non-Public Information"	Shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client.

Term	Definition
	Material Non-Public Information can be positive or negative and may involve events with contingencies.
Non-Diversified Fund	A fund which contains a concentration of greater than ten (10%) percent in any individual asset of the total asset value of the fund at all times. Note that a fund can qualify as non-diversified irrespective of whether its holdings are in one or many sectors.
"Policy"	shall mean the Securities Disclosure and Trading Policy of S&P Global.
"Pre-Approval"	shall mean the act of notifying Securities Disclosure Compliance about and gaining permission for a certain Securities transaction. Pre-Approval is done through use of an electronic form and includes but is not limited to transactions in Initial Public Offerings, (IPOs), Private Investments, and Commodities, Future Contracts, or other types of alternate instruments.
"Pre-Clear"	shall mean the process for obtaining Pre-Clearance.
"Pre-Clearance"	shall mean the Pre-approval to purchase or sell a Security, or the process of requesting such approval. Pre-Clearance is done using the system of record (GECS).
"Private Investment"	shall mean a holding or potential investment not identified by a ticker, a CUSIP or an ISIN.
"Private Investment Disclosure Form"	shall mean an electronic form found on GECS dashboard, utilized for Pre-Approval or reporting of an investment where a ticker, ISIN or CUSIP number is not available, including but not limited to transactions in Initial Public Offerings, Private Investments, Commodities, Future Contracts, or other types of alternate instruments.
"Private Placement"	shall mean an unregistered offering of Securities to a small number of investors rather than to the general public.
"Reporting" (Report)	shall mean entering information required by the Securities Disclosure Policy into the Global Employee Compliance Services site, (GECS).
"Restricted Security List"	shall mean a listing of Securities that are restricted for Holding and/or Trading by an Employee and his or her Immediate Family Members.

Term	Definition
"Restricted Security"	shall mean a Security which an Employee and his or her Immediate Family, as determined by the Employee's assigned Level, is Restricted from Trading or Holding.
"Restrictions"	shall mean Securities classified by industry, geography, or regulation, which an Employee and his or her Immediate Family Members may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales).
"Sector"	shall mean a grouping by industry, government, or currency.
"Sector Fund"	shall mean a Mutual Fund, Exchange Traded Fund (ETF), or Unit Trust which, by name, provides diversification of Holdings within a specific industry or government Sector (e.g., Fidelity Select Health Care Portfolio), or currency (e.g., Euro ETF).
"Security"	shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, a vehicle which purchases and pools investments in other securities (such as a Mutual Fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.
"Securities Disclosure Compliance"	shall mean the department within S&P Global responsible for conducting monitoring and surveillance and enforcing Employee compliance with Securities Disclosure requirements.
"Securities Disclosure Profile"	shall mean an assignment established to help an Employee identify the Securities that he or she is Restricted from Holding and Trading. A Securities Disclosure Profile consists of the Employee's Level and Restrictions.
"S&P Global Securities"	shall mean common stock, preferred stock, debt, warrants, options, and other securities (collectively, "securities") of S&P Global.

Term	Definition
"Third-Party Discretionary Account"	shall mean an Investment Account where the Trading in the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent and where the beneficiary of the Account does not have input into the specific investment decisions in the Account. Third Party Discretionary Accounts must be Reported and the third-party with discretionary authority must provide a letter stating that they will not accept investment direction from the Employee or designee and not to Trade in Securities in the Sector(s) and/or Industry in which the Employee is restricted. Third-Party Discretionary Accounts are required to be with an Electronic Broker if section 4.4 is applicable to the Employee.
"Trading"	shall mean purchasing, selling, or selling short, or engaging in a transaction (e.g., a gift or an exchange) in a Security; writing or exercising an option to purchase or sell a Security; buying to cover a short position; purchasing a contract for difference related to the price of a Security, or spread betting. It also can mean investment decisions such as the reallocation of assets in a 401(k) plan, the loss of shares through a margin call, and the tendering of shares in a cash or exchange offer. For purposes of this Policy, Trading excludes shares acquired via gift or inheritance.
"Trade Approver"	shall mean a manager of an Employee, responsible for providing first level approval to a Pre-Clearance request.
"Transaction"	shall mean the movement of a Security into, out of, or from one account to another.
"Workers Engaged Through Vendors"	shall mean vendors, external third parties with which the Company has entered into a contractual relationship to provide goods and/or services. There are three categories of workers engaged as or through vendors. 1. Agency Workers: An agency is a type of vendor that sources labour for its clients. Individuals who work for the Company through an agency often do the same kind of work as employees, in some cases for a period of time that is known to be temporary. Agency workers are paid on the agency's payroll with withholdings from their agency.

Term	Definition
	2. <u>Independent Contractors</u>: An independent contractor is a type of vendor where the individual providing services to the Company does so directly or through a sole proprietorship and is paid by the Company through accounts payable without withholdings. 3. <u>Other Vendors Resources</u>: Individuals working for the Company through a vendor who are not Agency Workers or Independent Contractors, such as employees of professional service providers.
Xceptor	Data automation platform licensed by S&P Global to **automatically**: • Capture employee-provided brokerage statements from inbound channels, and • Extract, enrich, and validate relevant trade and position data, cross-reference employee data, and • Generate a standardized output, and • Deliver the standardized output to GECS • Wrap exception management around the above process



S&P Global Ratings
Addendum to Securities Disclosure and Trading Policy

Issued by:
Securities Disclosure Compliance

Applies to:
S&P Global Ratings and certain other personnel who support the businesses named above.

Effective date:
July 1, 2021

Last amended date:
December 30, 2022

Addendum for S&P Global Ratings

This S&P Global Ratings Addendum (**Ratings Addendum**) to the S&P Global Securities Disclosure and Trading Policy (**Securities Disclosure Policy**) establishes the Securities disclosure and trading requirements applicable to S&P Global Ratings Employees and certain other personnel who support S&P Global Ratings, as further identified below. In the event of any conflict between this Ratings Addendum and the Securities Disclosure Policy, this Ratings Addendum shall govern.

All capitalized terms not otherwise defined within this document shall be defined in Glossary to the S&P Global Ratings Policy Manual and otherwise in the Securities Disclosure Policy. The following definitions in this Ratings Addendum are based on the definition in the Glossary of the S&P Global Ratings Policy Manual: (1) Employee and (2) Immediate Family. The definition of Security is supplemented in this Ratings Addendum in the Definitions section below.

1.0. Applicability of the Ratings Addendum and Securities Disclosure Policy

All Employees, and Immediate Family when explicitly identified, are subject to the Securities Disclosure Policy and this Ratings Addendum. Employees on leave continue to be subject to the provisions of the Securities Disclosure Policy and this Ratings Addendum.

1.1. Workers Engaged Through Vendors
Agency Workers may be subject to all or a part of the Securities Disclosure Policy and this Ratings Addendum as determined by the S&P Global Ratings Compliance Department.

Independent Contractors and Other Vendor Resources maybe subject to all or a part of the Securities Disclosure Policy and the Ratings Addendum as identified in any contractual agreement to provide products or services to S&P Global Ratings.

2.0. Certification Requirements
No additional S&P Global Ratings requirement currently apply.

3.0. Investment Accounts and Reporting Requirements
No additional S&P Global Ratings requirements currently apply.

4.0. Restriction on Holding and Trading and Securities Disclosure Profiles

4.1. Restrictions on All Employees

4.1.1. Trading While in Possession of Confidential Information
Notwithstanding any other permissions or restrictions established in the Securities Disclosure Policy or this Ratings Addendum, Employees and their Immediate Family may not engage in Trading of any Securities, derivatives or commodities while in possession of or access to Confidential Information for such instrument.

An Employee and their Immediate Family are deemed to have access to Confidential Information in the Practice Area of the Employee and must ensure to carefully review and follow the permissions and restrictions for their Securities Disclosure Profile Level.

This Ratings Addendum may not address every individual situation and when in doubt, the

Employee must consider how the investment decision is related to the Confidential Information the Employee has or may have access to and reach out to Compliance with any questions.

4.1.2. Competing Credit Rating Agencies
All Employees and their Immediate Family are prohibited from Holding or Trading any Securities issued by credit rating agencies whose business competes with S&P Global Ratings. A document entitled Competing Credit Agencies is located on the GECS site under Documents and lists the Restricted Securities under this section.

4.1.3. Trading in S&P Global Inc. Securities (SPGI)
All Employees are prohibited from Holding SPGI Securities in a Blind Trust because Trading could occur during a Blackout Period or without Pre-Clearance. This prohibition does not apply to Securities of other companies that may be eligible to be held in a Blind Trust for purposes of compliance with the Securities Disclosure Policy and this Ratings Addendum.

4.1.4. Local Regulatory Requirements
All Employees and their Immediate Family are prohibited from engaging in any activity that would violate insider trading or dealing, market abuse, or other Regulatory Commitments in applicable jurisdictions.

For additional detail regarding jurisdictional rules and restrictions, please see the Employee Securities Trading and Holding Policy.

4.2. Securities Disclosure Profiles and Related Restrictions and Permissions[1]
The following sections provide descriptions of Securities Disclosure Profile Levels and related restrictions and permissions specific to S&P Global Ratings, in addition to any requirements of the S&P Global Securities Disclosure and Trading Policy. An Employee's Immediate Family is considered to be the same Level as such Employee.

4.2.1. Level 1 for S&P Global Ratings

4.2.1.1. General Influence and Access to Confidential Information
Level 1 includes Employees in senior leadership positions, who have the potential to influence Credit Rating Actions, Credit Rating Activities or Non-Credit Rating Products, and who have access to Confidential Information.

4.2.1.2. Restrictions and Permissions for Level 1
Employees and their Immediate Family Restrictions:
1. Must not buy individual Equities, corporate debt instruments and any related derivative instruments.
2. Must not Trade or Hold:
   a. individual Equities, corporate debt instruments and any related derivative instruments;
   b. any fund that is not a Diversified Fund; and
   c. Any sovereign related financial instrument.

---

[1] Jurisdictional Regulatory Requirements may require alternate restrictions and permissions for certain Employees and their Immediate Family. Please contact your local Compliance function or Securities Disclosure Compliance for further guidance.

Employee and their Immediate Family Permissions:
3. May Hold or Trade any Diversified Fund.
4. May Hold or Trade Securities in an Account owned by a Blind Trust.
5. May Trade in Securities issued by S&P Global Inc. subject to Section 4.1.3 of this Ratings Addendum and Section 5.2 of the Securities Disclosure Policy.

4.2.2. Level 2 for S&P Global Ratings

4.2.2.1. Level 2 – Specific Influence and Access to Confidential Information
Level 2 includes Employees in an Analytical Role and/or who have access to Confidential Information.

4.2.2.2. Restrictions and Permissions for Level 2
Employees and their Immediate Family Restrictions:
1. Must not buy individual Equities, corporate debt instruments and any related derivative instruments.
2. Must not buy any fund that is <u>not</u> a Diversified Fund.
3. May have additional restrictions imposed based on the Employees role, function and/or access to Confidential Information as determined by Compliance or Securities Disclosure Compliance.

Employee and their Immediate Family Permissions:
4. May Hold individual Equities, corporate debt instruments and any related derivative instruments outside the Employees Practice Area and sell with Pre-Clearance.
5. May Hold any fund that is <u>not</u> a Diversified Fund outside the Employees Practice Area and sell with Pre-Clearance.
6. May Hold or Trade Government debt related instruments subject to the restriction below:
    a. Employees in the IPF/Sovereign or USPF Business Units are restricted from Holding and buying Government debt related instruments aligned with the Employee's Practice Area and must sell any existing Holdings with Pre-Clearance.
7. May Hold or Trade any Diversified Fund subject to the restrictions below:
    a. Employees in the IPF/Sovereign Business Unit are restricted from Trading any Index Tracking Funds aligned to the country or region in which they participate in the determination of Credit Ratings from the time the Credit Rating is Released until 60 days after the Release.
8. May Hold or Trade financial futures with Pre-Clearance, subject to the restrictions below:
    a. The financial future is not a derivative of an individual Equity or corporate debt instrument;
    b. Employees in the IPF/Sovereign Business Unit are restricted from Holding and buying currency related futures aligned to the Employee's country and region and must sell any existing Holdings with Pre-Clearance;
    c. Employees in the IPF/Sovereign and USPF Business Units are restricted from Holding and buying futures products related to Government debt related instruments aligned with the Employee's Practice Area and must sell any existing Holdings with Pre-Clearance.
9. May Hold or Trade Commodity Funds and with Pre-Clearance commodities or commodity futures subject to the restrictions below:
    a. Employees are restricted from Holding or buying such financial instruments if the financial instrument is aligned with the Employee's Practice Area (e.g. oil futures for a corporate Analyst in oil/gas) and must sell any existing Holdings with Pre-

Clearance.

10. May Hold or Trade Securities in an Account owned by a Blind Trust or in a Third-Party Discretionary Account.
11. Trading in Securities issued by S&P Global Inc. is permitted subject to Section 4.1.3 of this Ratings Addendum and Section 5.2 of the Securities Disclosure Policy.

4.2.3. Level 3 for S&P Global Ratings

4.2.3.1. Level 3 - No Influence but Access to Confidential Information
Level 3 includes Employees who do not participate in Credit Rating Actions, Credit Rating Activities and Product Analytical Activities, but have access to Confidential Information due to the nature of their responsibilities.

4.2.3.2. Restrictions and Permissions for Level 3
Employees and their Immediate Family Restriction:
1. Must not buy individual Equities, corporate debt instruments and any related derivative instruments.
2. Must not buy any fund that is not a Diversified Fund.
3. May have additional restrictions imposed based on the Employees role, function and/or access to Confidential Information as determined by Compliance and Securities Disclosure Compliance.

Employee and their Immediate Family Permissions:
4. May Hold individual Equities, corporate debt instruments and any related derivative instruments and sell with Pre-Clearance.
5. May Hold any fund that is not a Diversified Fund and sell with Pre-Clearance.
6. May Hold or Trade Government debt related instruments subject to the restriction below:
   a. Employees that are in or support the IPF/Sovereign or USPF Business Units are restricted from buying Government debt related instruments aligned with the Practice Area they are in or support and may sell any existing Holdings with Pre-Clearance.
7. May Hold or Trade any Diversified Fund.
8. May Hold or Trade financial futures subject to the restrictions below:
   a. The financial future is not a derivative of an individual Equity or corporate debt instrument;
   b. Employees that are in or support the IPF/Sovereign Business Unit are restricted from buying currency related products aligned to their country or region and may sell any existing Holdings with Pre-Clearance;
   c. Employees that are in or support the IPF/Sovereign and USPF Business Units are restricted from buying futures products related to Government debt related instruments aligned with the Practice Area they are in or support and may sell any existing Holdings with Pre-Clearance.
9. May Hold or Trade Commodity Funds and with Pre-Clearance commodities or commodity futures subject to the restrictions below:
   a. Employees are restricted from buying such financial instruments if the financial instrument is related to the Practice Area the Employee is in or supports (e.g. oil futures for a corporate Analyst in oil/gas) and may sell any existing Holdings with Pre-Clearance.
10. May Hold or Trade Securities in an Account owned by a Blind Trust or in a Third-Party Discretionary Account.

11. Trading in Securities issued by S&P Global Inc. is permitted subject to Section 4.1.3 of this Ratings Addendum and Section 5.2 of the Securities Disclosure Policy.

5.0. Pre-Clearance Requirements

No additional S&P Global Ratings requirements currently apply.

6.0. Jurisdictional Considerations and Local Law Requirements

6.1 In the event of a conflict between the S&P Global Ratings Securities Disclosure and Trading Policy and this S&P Global Ratings Addendum and any jurisdictional Regulatory Requirements, the terms of those relevant Regulatory Requirements shall be deemed to control for the related jurisdiction.

For additional detail regarding jurisdictional Regulatory Requirements, please see the Employee Securities Trading and Holding Policy.

6.2 In connection with a foreign exchange restriction specific to Argentina, Employees based in Argentina may trade within 30-days (as an approved exception to Section 7.6 of the S&P Global Securities Disclosure and Trading Policy) only for transactions to obtain Dollar Mercado Electrónico de Pagos ("MEP"), if the transaction meets the following requirements:

1. The Employee pre-clears the transaction in GECS.

2. Following pre-clearance approval, Argentina government bonds are purchased in Argentine Pesos in an account in Argentina.

3. The bonds are deposited into an Investment Account.

4. Within 24-72 business hours, the bonds are sold in exchange for US Dollars.

7.0. Definitions

The terms below are in addition to those defined in the Securities Disclosure Policy and the Glossary to the S&P Global Ratings Policy Manual. For the purposes of this Addendum to the Policy, the terms below shall have the following meanings:

"Diversified Fund" shall mean a fund which purchases and pools investments in other Securities (such as, but not limited only to, Mutual Funds, exchange traded funds (ETF), Sector Funds, hedge funds or venture capital funds) that does not have a concentration of greater than ten (10%) percent in any individual asset of the total assets of the fund.

"Commodity Fund" shall mean any financial instrument that holds the physical commodity asset or any futures contracts. Examples include, but not limited to, ETFs or Funds holding the physical commodity or futures related to the commodities- such as gold, silver, platinum, corn, oil, natural gas, etc.

"Structured Finance Instrument" shall mean a financial instrument involving the pooling of assets and the subsequent sale to investors of tranche claims on the cash flows backed by the asset pools.

"Security" shall also include Structured Finance Instruments or S&P Global Ratings rated Money Market and Bond Funds within the Security definition in the S&P Global Securities Disclosure and Trading Policy.

S&P Global

Title	**Outside Activities Professional Conduct Policy**
Effective Date	**July 10, 2019**
Update Date	**July 6, 2023**

1. Introduction

S&P Global is a leading provider of transparent and independent ratings, benchmarks, analytics and data to the capital and commodity markets worldwide. To protect against actual or potential conflicts of interest and to reinforce the independence of S&P Global, Employees may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with their concurrent employment with S&P Global.

2. Scope

This Policy is intended to supplement the Code of Business Ethics and various policies adopted by S&P Global to help guard against real and perceived conflicts between employment at the firm and outside employment and other activities in which Employees may seek to engage. This Policy also provides guidance for professional conduct as an Employee of S&P Global in the context of performing an approved Outside Activity. Notice and approval of Outside Activities or Directorships as specified in this Policy are subject to local law.

3. Objective

S&P Global encourages each Employee to be an active participant in his or her community's civic, charitable, and political life. As such, Employees of S&P Global are free to participate in civic, charitable, and political activities outside of their employment so long as those activities do not present actual or potential conflicts of interest—or the appearance of conflicts with—S&P Global. Similarly, S&P Global does not wish to inhibit its Employees' participation in personal, social, or other activities with others outside of S&P Global, provided that such activities or relationships do not create a real or perceived conflict of interest with—or would reflect negatively on—S&P Global.

4. Definitions

Defined terms are intended to provide further clarity regarding this Policy. Defined terms will be capitalized.

See Appendix A: Glossary of Defined Terms

5. Policy Statement

As representatives of S&P Global, Employees need to conduct themselves in relations with individuals or entities outside of S&P Global in a manner consistent with S&P Global codes of conduct, policies, and procedures. Employees Engaged in Analytical Activities must be particularly sensitive to, and vigilant to protect against, possible conflicts between their employment at S&P Global and any Outside Activities or Directorships in which they engage. Finally, while at work, Employees of S&P Global are expected to devote their full energies and attention to the business and affairs of S&P Global. Therefore, an Employee's Outside Activities or Directorships must be conducted on personal time and must never consume so much time and energy so as to impair the Employee's ability to perform his or her job effectively. In addition to the requirements of this Policy, Employees must comply with other applicable policies, guidelines, codes of ethics, or codes of conduct within their Division that are designed to protect against actual or perceived conflicts of interest and to reinforce the independence of S&P Global. Each Division may separately impose additional or more restrictive policies, standards, or procedures on its own Employees, in which case the more restrictive policies, standards, or procedures would apply.

6. Appendix A.

Term	Definition
Analytical Activities / Employees Engaged in Analytical Activities	For purposes of this Policy, Employees Engaged in Analytical Activities and related Analytical Activities are: • In S&P Global Ratings, any Employees who are (1) involved in the production of S&P Global Ratings products and services, including but not limited to credit ratings, or (2) involved in development, revision, validation, management, or advising on methodologies, including criteria and models, that support S&P Global Ratings products and services. • In S&P Dow Jones Indices, any Employees who participate in the index governance, production, or adjustment process, which may include the selection of securities to an index, calculation of indices or changes to methodology. All activities performed within the scope of the Index Management and Production Group (IMPG) and the Index Governance Group (IGG) are considered Analytical Activities. • In Commodity Insights, any Employees who are Price Reporters, Commodity Insights News Reporters, or Commodity Insights Analysts. • In Market Intelligence, any Employees who participate in journalistic activities for LCD or other news services, including but not limited to, Reporters, Editors, News Desk Managers, or Employees who are involved in Analytical Activities associated with Market Intelligence's qualitative research, quantitative research, or quantitative modeling and analysis.
Employee	Shall mean individuals whom the Company classifies as Employees and pays through payroll with withholdings, irrespective of whether they are full-time, part time, regular, temporary or project based.
Immediate Family	Shall mean an Employee's spouse, domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive or guardian relationships, in each case, sharing the same household as the Employee, and any entity or trust owned or controlled by a person named above.
Outside Activities/ Outside Directorships	• Participation in certain types of groups or organizations outside of S&P Global, including any For-Profit and Not-For-Profit organization– Service on the boards of directors—or similar supervisory or administrative boards—of Public Companies and other organizations

	- Ownership or active participation in a business - Significant Civic, Charitable, or Political Activity or Involvement - Outside Activities do not generally include participation on any recreational sports teams or recreational performing arts or musical group, nor such advisory groups as Parent-Teacher Organizations - However, to the extent that such sports team, or, group may individually, or as a larger group be rated or analyzed, or be a company with which we do business or engage in transactions or may be a customer of an S&P Global Division, such participation may also be deemed a covered Outside Activity. - Outside Activities do not include participation in organizations or groups at the request of S&P Global. - Any other activity that may jeopardize or appear to jeopardize S&P Global analytical impartiality or create an actual or potential conflict of interest – or appearance of a conflict – with S&P Global.
Outside Activity/Directorship Disclosure Form	This is the form utilized to gain pre-approval for an Outside Activity, Outside Directorship or Outside Employment. The Outside Activity Disclosure Form can be found on the dashboard of the Global Employee Compliance Service site.
Outside Employment	Any work, service or other activity performed by an Employee, other than in the performance of the Employee's official duties. It can include but is not limited to such activities as writing and editing, publishing, teaching, lecturing, consulting, self-employment, and any other services or work performed, with or without compensation.
Public Company	A company or other form of organization with publicly traded equity or debt securities, including investment funds and their investment advisors or managers, or an "affiliate" of such company or organization. Such "affiliate" shall be a company or other form or organization that controls, is controlled by, or is under common control with, such Public Company.
Significant Civic, Charitable, or Political Activity or Involvement	Means (a) holding an elected or appointed office in any local (including school board), state, provincial, or national governmental authority; (b) holding an appointed or elected office in any political party; or (c) acting in a management role, including serving on the board of directors, of a charitable organization. This does not include civically engaged activities such as volunteer work at a school, for a charitable event, or for a political campaign.

Last Reviewed July 2023